See the Possibilities

Endo Pharmaceuticals 2004 Annual Report



About Endo

Endo Pharmaceuticals is a fully integrated specialty pharmaceutical company with market leadership in pain management. The company researches, develops, produces and markets a broad product offering of branded and generic pharmaceuticals, meeting the needs of healthcare professionals and consumers alike.

Headquarters: Chadds Ford, Pennsylvania
2004 Net Sales: $615.1 million
Employees: 549 at December 31, 2004
NASDAQ: ENDP
Web: www.endo.com


ENDO
100 Endo Boulevard

Caution: Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive, market and regulatory factors. More information about those factors is contained in Endo's filings with the U.S. Securities and Exchange Commission.

See

The Results:

The Vision:

The Difference:

The Opportunities:

The Future:

ENDO

PHARMACEUTICALS

See the Results



Carol A. Ammon
Chairman and Chief Executive Officer

Dear Fellow Shareholder:

I am pleased to report another successful year for Endo with significant progress on several fronts. In what was expected to be a transition year due primarily to increased generic competition, we responded with a number of important steps that we believe have put us in position to launch the next phase of our growth in 2005 and beyond. We introduced two new branded, patent-protected products — in the process expanding our sizeable footprint in pain management into complementary therapeutic areas — and added two new candidates to our development pipeline. In this letter, I would like to take a few moments to discuss our financial performance in 2004, outline for you in detail our accomplishments, and describe why we believe we are well on our way to becoming the premier specialty pharmaceutical company.

Financial Results

Net sales for 2004 were $615.1 million compared with $595.6 million in 2003. Gross profit was $474.1 million in 2004 versus $459.9 million in the prior year. Net income was $143.3 million, or $1.08 per diluted share, in 2004, compared with $69.8 million, or $0.53 per diluted share, in 2003.

Our sales performance in 2004 reflects the continued strong growth of Lidoderm® within the context of generic erosion to our generic morphine sulfate extended-release tablets and Percocet®, our largest-selling product in 2003. Net sales of Lidoderm® were $309.2 million in 2004, a 73% increase from $178.3 million in 2003. The continuing success of Lidoderm® reflects our ongoing promotional and educational efforts combined with increasing acceptance among patients and physicians as we continue to reach more patients suffering from the pain associated with postherpetic neuralgia. On account of the introduction of generic competition in late 2003 to the 7.5/325 and 10/325 strengths, net sales of Percocet® declined to $86.5 million from $214.2 million the prior year.

Led by Endocet®, net sales from generics were $192.4 million in 2004. This is a 6% increase from $181.3 million in 2004, and represents 31% of our 2004 total net sales.

Our financial condition remains very strong. We generated $172.1 million in net cash flow from operating activities in 2004. With no debt and cash and cash equivalents of $278.0 million at year-end 2004, we intend to continue to invest in our business to license and acquire new products and technologies to help sustain our future growth.

Advancing the Pipeline

Endo has built what we believe is a substantial pipeline. Several noteworthy achievements during 2004 underscore the progress we have made:

- We signed four deals that brought us the licensing rights to two late-stage products, one drug in Phase II development and one early-stage product.
- DepoDur™, a single-shot epidural injection, was approved by the FDA in just 10 months for the treatment of pain following major surgery, and became commercially available in December 2004.
- Endo reached final agreement with the FDA on the protocols for the additional clinical trials the FDA had requested for our oxymorphone extended- and immediate-release tablets. Patient enrollment is ongoing in these trials, and we expect to be in a position to file with the FDA a complete response to the NDA-approvable letters in early 2006.
- Propofol IDD-D™, a general anesthetic agent, entered Phase III clinical trials in 2004.
- Finally, we completed the relocation of our formulation and analytical chemistry function to a newly renovated, state-of-the-art R&D facility in Westbury, New York.

Selectively Pursuing Generic Opportunities

Our strategy on the generic side of our business is to selectively develop drugs in niche therapeutic areas that have significant barriers to entry, such as a difficult manufacturing and/or formulation process, while avoiding commodity generics, which tend to have relatively low profit margins. As I write this letter, we are awaiting FDA approval of the Abbreviated New Drug Application (ANDA) for our transdermal fentanyl patch, the generic version of Duragesic, and a decision from the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., relating to the appeal by The Purdue Frederick Company of Endo's lower court victory in the patent litigation regarding oxycodone ER, our AB-rated bioequivalent version of Purdue's OxyContin.

Between them, Duragesic and OxyContin represent a major portion of the $4.2 billion long-acting strong opioid market. Furthermore, our first-to-file status for our ANDA would give us six-months' Hatch-Waxman marketing exclusivity on three of the four strengths of OxyContin, which generate approximately two-thirds of that product's total sales.

Building for the Future

Our strong financial condition, combined with our well-established R&D and commercial infrastructure, makes Endo an attractive partner and enables us to pursue a broad range of business opportunities, in line with our stated intention of augmenting our internal development efforts with licensing and acquisition activities. Over the last three years, for example, we have had an active business development effort that has brought us a number of products in various stages of development, from preclinical to on-market. In 2004 alone, we completed four agreements that we believe represent potentially significant growth opportunities, as follows:

- Exclusive North American rights from Vernalis plc to market Frova® (frovatriptan). Launched in the U.S. in June 2002, Frova® is indicated for the acute treatment of migraine headaches in adults. Endo re-launched Frova® in the U.S. in September 2004. One of a class of compounds known as triptans (selective serotonin receptor agonists), Frova® is also being studied as a potential prophylactic agent for Menstrually Related Migraine (MRM). If approved for this indication, the companies believe that Frova® would be the first triptan to be indicated for the prevention of any type of migraine. Vernalis anticipates that a filing of a supplemental New Drug Application (sNDA) for the MRM indication could be ready in the first half of 2006 following the completion of a confirmatory Phase III clinical trial.
- Exclusive U.S. and Canadian rights to a generic version of Duragesic, licensed from Noven Pharmaceuticals, Inc. This agreement also establishes an ongoing collaboration for the development of additional proprietary prescription transdermal products.
- Exclusive North American rights from Orexo AB to develop and market Rapinyl™, a patented, fast-dissolving sublingual tablet of fentanyl intended for the treatment of breakthrough cancer pain. Rapinyl™ is expected to begin Phase III clinical trials in 2005.
- Exclusive, worldwide rights to jointly develop and commercialize MakScientific LLC's entire existing and future preclinical library of compounds with selective CB2 (cannabinoid receptor) agonist activity in the fields of pain and selected central nervous system (CNS) disorders.

We believe that by remaining focused in our core area of expertise and successfully executing our strategy of combining internal and external development, we are building a powerhouse in pain management. To reinforce our market leadership position and sustain our strong growth, we intend to continue to develop and acquire products such as Frova® and DepoDur™ that leverage the relationships and reputation we have established over the years in specialty areas such as pain management, neurology and anesthesiology.

To provide ample support for the anticipated growth of our branded products, we expanded our commercial capability in early 2005. Our specialty and primary care sales forces, which promote both Lidoderm® and Frova®, grew by one-third to approximately 300 sales representatives. In addition, we expanded our hospital sales force by adding 45 representatives to the initial 25 we hired in August 2004, for a total of 70 reps selling DepoDur™, our first actively promoted critical-care product.

Outlook

We believe our efforts in 2004 have put us in a position where 2005 will be a year of opportunity, achievement and growth. We now have three major branded, patent-protected products on the market with Lidoderm®, Frova® and DepoDur™, and potentially two major generic products — a transdermal fentanyl patch and oxycodone extended-release tablets — that could launch in 2005. We believe that we have a well-balanced pipeline with new product candidates

"We believe our efforts in 2004 have put us in a position where 2005 will be a year of opportunity, achievement and growth."

across all development stages. Additionally, we intend to continue to pursue numerous licensing and acquisition opportunities in our core therapeutic area of pain as well as in complementary therapeutic areas such as neurology, perioperative care and supportive care oncology.

Any discussion of our success would not be complete without acknowledging the outstanding contributions of our employees. They have an incredible passion for what they do and for making Endo the best that it can be. I am extremely proud of the way they make a difference in the lives of patients in pain with their hard work, dedication and perseverance. Furthermore, Endo and its employees support a number of worthy causes, including the American Pain Society, the National Multiple Sclerosis Society, the Susan G. Komen Breast Cancer Foundation, the American Heart Association and the Tsunami relief effort. In fact, Endo was listed as one of the 100 Best Corporate Citizens in 2005 by *Business Ethics* magazine, based on an analysis of information compiled by KLD Research & Analytics, a Boston-based social research firm.

Effective May 20, 2005, I will be retiring as Endo's chief executive officer, a position I have held since founding the company in 1997. During my tenure, Endo has grown into a market leader in pain management, building on the vision we have had since the beginning. I am proud of the legacy we have created, and I feel the time is right to carry through with our management succession plan and turn over the reins to my very capable successor, Peter A. Lankau. Since joining Endo five years ago, Peter has done a superb job developing the business and positioning Endo to begin the next phase of our growth. Our success is in large measure a reflection of the leadership, talent and ability that he has brought to the organization. I am very confident that he will continue to make an outstanding contribution in his new role as president and chief executive officer.

As for me, it is hard to put into words how much I've enjoyed my time as CEO. It has been an incredible experience, and I truly believe Endo has made and will continue to make a tremendous difference in the lives of thousands of people in pain. I intend to remain actively involved with the company as chairman of the board, but I will spend more time on charitable, academic and community activities as Endo seeks to expand its role as a good corporate citizen. Before I close, I would like you to know how much I have valued and appreciated all of your confidence and support over the years.

With our strong financial condition, leadership position in a large, rapidly growing market, substantial portfolio of marketed and development products, highly incentivized management team and motivated, dedicated work force, we can see the possibilities that lie before us. Thank you again for your continued support. Your investment in Endo is a responsibility we take most seriously, and we look forward to another successful year in 2005.

Sincerely,

Carol A. Ammon
Chairman and Chief Executive Officer

March 11, 2005

Building a Powerhouse in Pain Management

The $18.9 billion U.S. market for prescription pain drugs has grown at a compound annual growth rate of 16% since 1999. This growth is expected to continue, as patients become more educated about the options available to them, the number of older Americans escalates, and the increasing number of surgical procedures demand new forms of pain medications. On the following pages, Endo Chairman and CEO Carol Ammon and President and COO Peter Lankau discuss the possibilities they see in this market, and how Endo is leading the way for better pain management options.

Carol Ammon, Chairman & CEO

What is Endo's vision, and how do you plan to achieve it?

Our vision is to become a premier specialty pharmaceutical company, anchored in pain management but with a balanced focus in complementary therapeutic areas. That statement can literally be found on the walls throughout our headquarters. To make these words come alive, we will need to continue to leverage our leadership in the pain management market. We intend to do this by driving the strong equity and awareness we have built in our brands with highly focused sales and marketing efforts, as well as developing and acquiring branded, patent-protected products in our targeted therapeutic areas and generic products with high barriers to entry. In addition, we plan to continue building our pipeline through all development phases to increase the likelihood for our future success. Finally, we see a potentially broad base of product possibilities by expanding our footprint in pain management into complementary therapeutic areas such as neurology, perioperative care and supportive care oncology.

What are the key variables in your financial performance in 2005?

Our financial performance will be driven by continued growth in Lidoderm® and successful launches of Frova® and DepoDur™. Other variables lie in our generic portfolio, where we could potentially launch two new products, a bioequivalent version of OxyContin (currently awaiting an appellate court decision affirming our lower court victory) and a generic version of Duragesic (awaiting FDA approval; partnered with Noven Pharmaceuticals, Inc.). Should these launches occur, Endo would have generic versions of the two largest products in the $4.2 billion long-acting strong opioid market. We anticipate learning the outcome of these decisions in the first half of 2005.

What is your strategy with respect to your development pipeline?

Our strategy is to build a pipeline with a balanced portfolio of branded, patent-protected products across all phases of the product development spectrum. We have invested in an R&D infrastructure that gives us the capability to bring a product from preclinical testing through commercialization.

Our primary focus has been on late-stage development and support of our on-market products through post-marketing studies, including studying certain of our marketed products for potential new indications. We currently have 10 mid- to late-stage products in development and a number of earlier-stage projects. Given the risks involved in pharmaceutical development, we feel that the more "shots on goal" you have, the better your chances for success. Toward this end, we will continue to seek to add new products to our pipeline, either our own proprietary drugs or products that are developed in collaboration with a partner.

Endo was very active in 2004 on the corporate development front. Can you describe your efforts in this area, and do you plan to continue to seek new opportunities in 2005?

We announced four agreements in 2004 that we feel have added considerable depth to our product portfolio and strengthen our prospects for growth. These four agreements stemmed from a very vigorous business development effort in which we assessed upwards of 100 opportunities. In the near term, our agreement with Vernalis gives us the rights to the on-market product, Frova®, for the acute treatment of migraine headaches, and extends our franchise into a complementary therapeutic area, neurology. Further, we believe Frova®'s potential future application for the prevention of menstrually related migraine makes it one of Endo's most promising products.

As part of our agreement with Noven, in addition to the transdermal fentanyl patch, we also have an ongoing collaboration with them to develop additional proprietary prescription transdermal products. We also signed an agreement with Orexo AB for the exclusive rights to market Rapinyl™, a quick-dissolve sublingual tablet for the treatment of breakthrough cancer pain. Rapinyl™ is expected to enter Phase III clinical trials in 2005.

In the preclinical area, we obtained the rights to commercialize and jointly develop MakScientific LLC's entire existing and future preclinical library of compounds with selective CB2 (cannabinoid receptor) agonist activity in the fields of pain and selected central nervous system (CNS) disorders.

In 2005 and beyond, we plan to continue to actively pursue products similar to those licensed in 2004 that will expand our pipeline and provide additional opportunities for growth, now and in the future.

See the Vision



What do you think makes Endo an attractive partner?

I believe it is a combination of factors. Our ability to bring a drug through the development pipeline from preclinical testing to commercialization makes us an attractive partner, particularly for smaller companies that lack this infrastructure. In addition, we have proven that we can successfully commercialize an in-licensed product. An excellent example of this is Lidoderm®, a $300 million-plus product in 2004. We have a well-established and highly targeted sales and marketing infrastructure that can provide the focus and commitment a product needs in the marketplace. With our relatively small size and entrepreneurial nature, we are nimble and flexible enough to make decisions without delay. Finally, we are solid financially, with a substantial cash position and no debt.



Endo is in some ways a hybrid of a branded and a generic drug company. How would you describe your generic product strategy?

Our primary focus is on proprietary, patent-protected branded products. However, we have internally developed technologies and capabilities that have allowed us to approach generic drug development in a selective way. We prefer difficult-to-develop generic drugs with high barriers to entry, such as extended-release opioid analgesics, as opposed to commodity-type generics. And with our portfolio of branded and generic pain products, we can compete very well for "vault space" by offering wholesalers what we believe to be the broadest array of opioid analgesics available anywhere.



What would you say is the main factor that has contributed to Endo's success?

From the day we began Endo as an independent company in 1997, we set out to hire the best people we could find and let them do their jobs in an environment based on three principles that form the cornerstone of Endo's culture: integrity, respect and diversity. You can have the greatest products and unlimited possibilities for growth, but none of those things make any difference unless you recruit the best people and give them the resources to carry your vision forward. I'm proud to say that our employees are doing just that. We have a tremendous group of talented and dedicated professionals whose efforts are making a difference in the lives of patients with pain.

Peter Lankau, President & COO



How do you plan to continue growing net sales of Lidoderm®?

Lidoderm® is indicated for the treatment of the pain associated with postherpetic neuralgia (PHN), which afflicts about 200,000 patients each year in the U.S. For 2005, we have expanded our sales force to achieve greater reach with pain management specialists, neurologists and primary care physicians who are known to treat PHN patients. Longer-term, we are continuing to study Lidoderm® in other painful conditions with the goal of expanding its label beyond PHN. As an example, we have a clinical development program evaluating Lidoderm® in Phase II trials as a treatment for chronic low back pain. In addition, a number of formal Phase IV studies, as well as grant-in-aid studies, have been published or are ongoing in a variety of chronic pain conditions, in response to much anecdotal evidence. These studies are intended to determine Lidoderm®'s potential in treating these chronic pain conditions.

What was behind the recent expansion of your sales force?

We expanded the sales force to optimize the promotional effort for our total marketed product portfolio. This will help us reach additional physicians who treat PHN patients, thus driving the continued growth of Lidoderm® and will support the ongoing launches of our two newest products, Frova® and DepoDur™. In early 2005, we grew our office-based sales force to about 300 representatives by adding approximately 20 reps to our specialty sales force, which primarily calls on pain management specialists, neurologists and oncologists, and around 50 new reps to our pharmaceutical sales force, which targets appropriate primary care physicians. Subsequent to FDA approval of DepoDur™ for the treatment of pain following major surgery, we established a hospital-based sales force with an initial 25 reps in August 2004, and brought on 45 more in early 2005 — all with significant hospital experience — once we initiated commercial shipments of DepoDur™.



The migraine market is highly competitive, with a number of large pharma companies selling products in the triptan class. How are you positioning Frova® to succeed in this environment?



We believe that we will be able to capitalize on Frova®'s clinical utility and commercial potential by effectively leveraging the relationships and reputation that Endo has built with the neurology community over the years in marketing Lidoderm®. It is not our intention to compete head-to-head with large pharmaceutical companies by promoting Frova® broadly in the primary care market. Our goal is to compete for specific patients by differentiating Frova® from other triptans with a selective, science-based approach that emphasizes the drug's clinical benefits, with a focus on the effectiveness of Frova® in treating long-duration, menstrually related and recurrent migraines.

Ongoing clinical studies suggest that Frova® could be a suitable preventive treatment for patients who experience menstrually related migraines (MRM). Although this is an indication not yet approved by the FDA, a confirmatory Phase III clinical trial is underway, and it is Vernalis' belief that a supplemental NDA for this additional indication could be filed in the first half of 2006. In 2005, we will continue to build advocacy for Frova® among the opinion leaders in the neurology community who treat patients with menstrually related migraines and other long-duration migraines for whom Frova® could be the treatment of choice. Finally, we have expanded our sales force by one-third to extend our reach further into the neurology community and among family practitioners who see difficult-to-treat migraine patients.

Frova® is being studied as a preventive treatment for menstrually related migraines. Can you comment on the potential for Frova® in this indication?

About 70% of migraine sufferers are female, and for approximately 60% of these patients, their migraines are menstrually related. Vernalis has completed one Phase III trial studying Frova® as a prophylactic treatment in MRM, with very encouraging results that were both statistically and clinically significant and which were published in the July 2004 edition of the medical journal *Neurology*.

A second, confirmatory Phase III trial, required by the FDA to apply for a supplemental indication, began enrolling patients in late 2004. If positive, this confirmatory study, together with the already completed and positive Phase III study, will form the basis of a supplemental NDA filing to support extension of the existing Frova® label to include this new indication. A long-term, open-label Phase III safety study is also underway. If approved for this additional indication, we believe that Frova® could be the first triptan to be indicated for the prevention of any type of migraine.

Can you update us on the status of oxymorphone extended-release (ER) and immediate-release (IR) tablets and discuss the market opportunity for these products?

Oxymorphone ER and IR are perhaps the most extensively studied opioid analgesics, with a series of clinical trials that have so far included more than 2,500 patients with a broad array of malignant and non-malignant chronic and acute pain states, including cancer pain, chronic low back pain, osteoarthritis and post-surgical pain. Both products have received approvable letters from the FDA in response to previously submitted NDAs. At the agency's request, Endo is conducting additional Phase III, placebo-controlled, double blinded clinical trials to demonstrate further safety and efficacy. For oxymorphone ER, we are currently enrolling patients in two 12-week, multicenter studies, one in opioid-naïve patients under the FDA's Special Protocol Assessment Process (SPA) and another in opioid-experienced patients. These trials will complement an earlier successful Phase III study that was included in the NDA. Enrollment is also proceeding in a short-term repeat-dose study for oxymorphone IR following a protocol that was approved by the FDA under the Special Protocol Assessment Process. We expect to be in a position to file the complete response to the FDA's approvable letters in early 2006.

If approved, oxymorphone ER and IR tablets will offer physicians an important new treatment option for patients with acute and chronic moderate-to-severe pain. Oxymorphone ER would compete in the $4.2 billion market for long-acting strong opioids and be used to treat moderate-to-severe chronic pain in patients needing around-the-clock analgesia. Oxymorphone IR would be used primarily to treat acute moderate-to-severe pain and to complement the extended-release version as a treatment for breakthrough pain.

What are your expectations for DepoDur™ in 2005?

DepoDur™ represents Endo's first actively promoted hospital-based product. Approved for the treatment of pain following major surgery, DepoDur™ became commercially available in December 2004. As a single-shot epidural analgesic that provides for up to 48 hours of pain relief, DepoDur™ represents a new treatment paradigm for post-operative pain relief, which is now primarily managed by patient controlled analgesia (PCA), consisting of opioid-containing intravenous pumps. Judging by the enthusiasm DepoDur™ generated at the American Society of Anesthesiologists annual meeting in October 2004, the medical community's initial reaction has been positive.

Our marketing effort will be a "brick-by-brick" approach to obtain formulary approval at each hospital. The initial 25 representatives we hired in 2004 targeted about half of the top 1,000 hospitals in the U.S., with the balance of targeted hospitals to be covered by the additional 45 salespeople we hired in early 2005. We expect that adoption of DepoDur™ will be deliberate, since formulary approval is typically required, and each institution most likely will need to amend its protocol for post-operative pain management. In addition, we want to ensure that DepoDur™ is used appropriately by training medical professionals in the correct dosing, administration and monitoring of patients. In support of our marketing, promotional and educational activities relating to this product, we also have several Phase IV studies ongoing.

About Carol Ammon

Carol Ammon co-founded Endo in 1997 after a successful 23-year tenure in the pharmaceuticals division of E.I. duPont de Nemours and Company. Throughout her career, she has received numerous awards, including the 2005 Paradigm Award, the Philadelphia region's most prestigious award for businesswomen; the 2005 Woman of Spirit Award from the Greater Delaware Valley Chapter of the National Multiple Sclerosis Society; the 2004 CEO of the Year Award from the Eastern Technology Council, an organization made up of 800 technology and life sciences companies; and the 2003 Greater Philadelphia Ernst & Young Entrepreneur Of The Year Award®.

About Peter Lankau

Peter Lankau has 30 years of experience in the pharmaceutical industry. He began his career with Aventis Pharmaceuticals, where he held a variety of leadership roles, including Vice President of Sales and Executive Director of Strategy and Development. He also served as Vice President of Sales and Marketing for Alpharma USPD, Inc. He joined Endo in 2000 as Senior Vice President for U.S. Business and was appointed to his current position in 2003.


See the Difference

Our Products

Since its inception, Endo has been committed to providing quality products that help millions of patients who suffer from pain. Endo continues to build on this legacy in pain management and has extended its reach into closely related therapeutic areas where it can leverage its scientific and marketing expertise.


Lidoderm

Lidoderm®: Endo's Largest-Selling Product

Lidoderm® is a topical patch, covered by certain patents through 2015, which is indicated for the treatment of pain associated with postherpetic neuralgia (PHN), a form of neuropathic pain that occurs in about 20% of the one million patients who contract shingles annually in the U.S. Patients suffering from PHN say the pain feels like fire underneath the skin, electric shocks, or deep, aching pain. PHN may last months and often years.

Lidoderm® is the only topical analgesic approved by the U.S. Food and Drug Administration to treat the pain associated with PHN. Approximately 25% of people over age 55, 50% of people over age 60, and 75% of people over age 70 develop PHN after having shingles.

Net sales of Lidoderm® increased by 73% in 2004, to $309.2 million from $178.3 million in 2003. To support the anticipated growth of the product, Endo expanded its sales force by one-third in early 2005. In addition, Lidoderm® celebrated its fifth year on the market and sold nearly 95 million patches in 2004.

For full prescribing information, visit www.lidoderm.com.


Lidoderm®

What's in the Pipeline?

To support the product's lifecycle, Endo has many R&D activities devoted to Lidoderm®, including:

- An extensive Phase IV clinical development program exploring the use of Lidoderm® in various forms of neuropathic pain including diabetic neuropathy, carpal tunnel syndrome and osteoarthritis
- A Phase II program studying Lidoderm® in chronic low back pain

In addition, in 2003, Endo obtained exclusive, worldwide commercialization rights to EpiCept Corp.'s LidoPAIN™ BP, a high-concentration lidocaine-containing patch in Phase II clinical trial development for the treatment of acute low back pain. If approved, the combination of the two products would provide physicians and patients with a comprehensive approach to the treatment of low back pain of different duration.




Frova®

Frova®: A Long-Acting Option for Migraine Sufferers

In July 2004, Endo entered into a licensing agreement with Vernalis plc for the exclusive North American marketing rights to Frova®, which is indicated for the acute treatment of migraine headaches in adults. An estimated 28 million Americans suffer from migraines. Of these, 20 million are women.


Frova.
frovatriptan succinate
2.5mg Tablets
2.5 mg
9 Tablets
Rx Only







In addition to having the longest half-life in its class, Frova® differs from other triptans in that it has a very low reported rate of recurring headaches in clinical trials, making it an attractive option to patients who suffer from longer-duration, recurring and menstrually related migraines.

Frova® is the first branded neurology product in Endo's portfolio and complements the company's existing portfolio of pain management products. To help ensure commercial success of this product, Endo increased its sales force by approximately one-third in January 2005.

For full prescribing information, visit www.frova.com.

What's in the Pipeline?

Frova® is patent-protected until 2015. A Phase III clinical development program is underway to study Frova® as a potential prophylactic treatment for menstrually related migraine (MRM) — a type of headache that affects more than half of women who suffer from migraines.

Endo expects to file a supplemental NDA for this additional indication in 2006. If approved, we believe that Frova® would be the first triptan to be indicated for preventive use in migraine.

DepoDur™: Post-Operative Pain Control with Just One Epidural Shot



Each year, millions of Americans undergo painful procedures such as total hip and knee replacements, abdominal surgery and elective Caesarean sections. Launched in December 2004, DepoDur™ is delivered as a single epidural injection for the treatment of pain following major surgery.

An estimated 40 million surgical procedures are performed each year in the United States. Of those, five milltion to six million could be candidates for DepoDur™.

The first and only single-dose epidural injection that can provide up to 48 hours of pain control, DepoDur™ uses an innovative technology to release the painkiller into the epidural space over time. Unlike short-acting formulations of epidural morphine, DepoDur™ does not require the use of an indwelling catheter. Such catheters can limit a patient's mobility, increase the risk of infection and limit options for administration of blood-thinning therapy. DepoDur™ may also reduce the need for patient-controlled analgesia pumps (IV PCA).



DepoDur™ is Endo's first foray into critical care and its first exclusively hospital-based product. Endo has built a 70-person hospital sales force to support its promotion. The adoption of a single-shot, sustained-release epidural morphine such as DepoDur™ will require a change in the way physicians have traditionally approached post-operative pain management, and these changes in protocols are expected to occur as physicians become familiar with this novel treatment.

For full prescribing information, visit www.depodur.com


DepoDur™
20 mg/2 mL
(10 mg/mL)
NDC 63481-120-21
5 X 2 mL Single Use Vials
DepoDur™
(morphine sulfate extended-release liposome injection)
LIPOSOMAL FORMULATION:
DO NOT SUBSTITUTE
Each 2 mL preservative-free contains: 20 mg morphine sulfate at a concentration of 10 mg/mL.
STERILE
FOR EPIDURAL USE ONLY
20 mg/2 mL
(10 mg/mL)
Rx Only
Single Use Vial, discard any unused portion.
PROTECT FROM FREEZING.
REFRIGERATE 2° to 8° C
(36° to 46°F). DO NOT FILTER
Store in carton until contents have been used.


DepoDur™

Generics: Additional Growth Opportunities

Endo's portfolio includes generic products focused on pain management. These products accounted for $192.4 million in net sales in 2004, or approximately one-third of Endo's total net sales in 2004.

For its development pipeline, Endo deliberately selects generics that have significant barriers to market entry, such as complex formulation, regulatory and legal challenges or difficulty in raw material sourcing. These products tend to attract fewer competitors than commodity generics might and therefore deliver higher profitability.

Endo's generic portfolio includes Endocet® and morphine-sulfate extended release tablets, an AB-rated bioequivalent version of MS Contin. As of press time, Endo was awaiting FDA approval of its partner Noven Pharmaceuticals, Inc.'s Abbreviated New Drug Application for a transdermal fentanyl patch, filed as a generic version of Duragesic. In addition, Endo was also awaiting the appellate court decision regarding its AB-rated bioequivalent version of OxyContin. If Endo is able to bring these two products to market, it would have generic versions of the two largest-selling long-acting opioid analgesics.

See the Opportunities

Our People

Endo employees are resourceful, accountable, innovative and committed to the company's vision in an environment that fosters dignity, respect and an entrepreneurial spirit.

In 2005, *Business Ethics* magazine included Endo on a list of the "100 Best Corporate Citizens." About 1,000 publicly traded companies in the United States are evaluated for the list each year in eight categories, including total return to stockholders, community, governance, diversity, employees, environment, human rights and product.

As our business grows, we continue to strengthen our already outstanding management team. In 2004, for example, we added key senior leadership positions in commercial business and alliance management.

Growth also is evident in our facilities. In early 2005, construction was completed on a 64,000-square-foot building adjacent to our existing corporate headquarters in Chadds Ford, Pennsylvania, which will permit us to consolidate many of our employees. Also in 2004, Endo took occupancy of a newly renovated, state-of-the-art research and development facility in Westbury, New York.


Team Endo



Our Partnerships

Endo's vision is "to become a premier specialty pharmaceutical company anchored in pain management, with a balanced focus in complementary therapeutic areas." In 2004, Endo was active in advancing that vision through its strategic partnerships.



What makes Endo an excellent partner?

We have demonstrated that we have:

- A track record of success and financial strength, with a sizeable cash position and no debt
- Successfully commercialized an in-licensed product in Lidoderm®
- Development, regulatory and commercial expertise in pain and specialty markets
- An entrepreneurial culture that allows us to arrive at decisions quickly

Endo's ability to form high-quality, mutually rewarding partnerships has not gone unnoticed. In recognition of the Endo-Vernalis alliance for Frova®, Worldwide Business Research and Pharmalicensing jointly awarded Endo Pharmaceuticals and Vernalis the BioBusiness Network Innovative Partnership 2004 award at the BioBusiness Network 2004 conference in Geneva, Switzerland. Endo intends to be active again in 2005 on the business development front to strengthen our leadership in pain management and extend our portfolio with complementary products in areas such as neurology, critical care and supportive care oncology.

Timeline of 2004 Partnership Milestones

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

2004

February: Endo, Noven Pharmaceuticals sign agreement granting Endo rights to a transdermal fentanyl patch for chronic pain

March: Endo licenses rights to jointly develop/commercialize MakScientific's existing and future preclinical library of cannabinoid (CB2) receptor agonist compounds in pain and selected central nervous system disorders

May: Endo's partner SkyePharma Inc. receives FDA approval of DepoDur®, a single shot epidural injection for pain management following major surgery

July: Endo licenses rights to market Vernalis' Frova® for acute treatment of migraine headaches

August: Endo, Orexo AB sign agreement granting Endo rights to develop/market Rapinyl™, a fast-dissolving sublingual tablet of fentanyl intended for the treatment of breakthrough cancer pain.

September: Endo begins promoting Frova®

December: Endo announces the commercial availability of DepoDur™

See the Future







Our Pipeline

A substantial need exists for more options to treat diverse types of pain. Consider these statistics:

- Low back pain affects more than 17% of the work force and results in healthcare costs exceeding $50 billion each year.[1,2]
- About 20.6 million women suffer from migraines; an estimated 60% of those suffer from menstrually related migraines (MRM).[3]
- More than 70% of adults say they have experienced pain for more than three years, including 34% who have had chronic pain for over 10 years.[4]

Endo is committed to addressing unmet pain management needs such as these. Our R&D efforts and our collaborations with partners focus primarily on products intended to address acute, chronic and neuropathic pain conditions and closely allied therapeutic areas such as neurology (Frova®) and anesthesiology (Propofol IDD-D™).

1 Luo X, Pietrobon R, Sun SX et al. Estimates and patterns of direct health care expenditures among individuals with back pain in the United States. Spine. 2004;29:79-86
2 Rizzo JA, Abbott TA III, Berger ML. The labor productivity effects of chronic backache in the United States. Med Care. 1998;36 1471-1488
3 Lipton, RB et al Headache 41(7) 646-657; Granella F et al. Cephalagia, 2004,24(9) 707-716
4 Americans Living with Pain Survey, conducted by Roper Public Affairs & Media on behalf of the American Chronic Pain Association, April 2004

PRODUCT IN DEVELOPMENT	THERAPEUTIC TARGET	DEVELOPMENT STAGE	PARTNER
Oxymorphone ER Oxymorphone Hydrochloride Extended Release Tablets	Moderate-to-severe pain in patients requiring continuous, around-the-clock opioid therapy for an extended period of time	Approvable Letter Received from FDA October 2003	Co-developed with Penwest Pharmaceuticals Co.
Oxymorphone IR Oxymorphone Hydrochloride Immediate Release Tablets	Acute moderate-to-severe pain	Approvable Letter Received from FDA October 2003	
Propofol IDD-D™ IV Formulation of Propofol	Induction and/or maintenance of anesthesia	Phase III	Exclusive U.S. and Canadian marketing and distribution rights licensed from SkyePharma, Inc.
Frova® (frovatriptan) Long-acting triptan (selective serotonin receptor agonist) tablets	Prophylaxis for menstrually associated migraine (new indication)	Phase III	Exclusive North American marketing rights licensed from Vernalis plc
Lidoderm® (lidocaine patch 5%)	Chronic low back pain (new indication)	Phase II	
LidoPAIN® BP Lidocaine patch	Acute low back pain	Phase II	Exclusive worldwide commercialization rights licensed from EpiCept Corp.
Rapinyl™ Fast-dissolving tablet of fentanyl for sublingual administration	Breakthrough cancer pain	Phase II	Exclusive North American marketing and development rights licensed from Orexo AB
CHRONOGESIC™ (Sufentanil) Pain Therapy System	Chronic moderate-to-severe pain in patients who require chronic opioid administration and who are opioid responsive	Phase II	Exclusive U.S. and Canadian marketing and distribution rights licensed from DURECT Corporation
Topical Ketoprofen Patch	Acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains	Phase II	Exclusive U.S. and Canadian development and commercialization rights licensed from ProEthic Pharmaceuticals, Inc.
Transdermal Sufentanil Patch	Moderate-to-severe chronic pain for up to seven days	Early Stage	Exclusive U.S. and Canadian development and commercialization rights licensed from DURECT Corporation
Oxycodone ER Oxycodone Extended-Release Tablets (Generic to OxyContin)	Moderate-to-severe pain in patients requiring continuous, around-the-clock opioid therapy for an extended period of time	FDA Approval Granted March 23, 2004; subject to litigation	
Fentanyl Patch Transdermal Fentanyl Patch (Generic to Duragesic)	Chronic pain in patients who require continuous opioid analgesia	ANDA Submitted July 2003	Exclusive U.S. and Canadian marketing and distribution rights licensed from Noven Pharmaceuticals, Inc.

Selected Financial Highlights - Full Year

(in millions, except per share data)

	2004	2003	%Change
Net Sales	$615.1	$595.6	3%
Gross Profit	$474.1	$459.9	3%
SG&A Expenses	$180.2	$155.8	16%
R&D Expenses	$ 50.5	$ 51.0	(1)%
Net Income	$143.3	$ 69.8	105%
Diluted Net Income Per Share	$ 1.08	$ 0.53	104%

Financial Table of Contents

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$ 615,100	$ 595,608	$ 398,973	$251,979	$ 197,429
Cost of sales	140,989	135,671	98,857	74,891	63,041
Gross profit	474,111	459,937	300,116	177,088	134,388
Selling, general and administrative	180,200	155,827	110,907	79,505	56,537
Research and development	50,546	51,024	56,823	38,994	26,012
Depreciation and amortization	10,630	6,272	3,142	49,234	27,624
Loss on disposal of other intangible	3,800	—	—	—	—
Compensation related to stock options (primarily, selling, general and administrative)	—	144,524	34,659	37,253	15,300
Purchased in-process research and development	—	(6,966)	20,300	—	133,200
Manufacturing transfer fee	—	—	9,000	—	—
Merger and other related costs	—	—	—	—	1,583
Separation benefits	—	—	—	—	22,034
Operating income (loss)	228,935	109,256	65,285	(27,898)	(147,902)
Interest (income) expense, net	(2,161)	258	4,391	13,290	15,119
Income (loss) before income tax (benefit)	231,096	108,998	60,894	(41,188)	(163,021)
Income tax (benefit)	87,787	39,208	30,081	(4,646)	(6,181)
Net income (loss)	$ 143,309	$ 69,790	$ 30,813	$ (36,542)	$(156,840)
Basic and Diluted Net Income (Loss) Per Share:					
Basic	$ 1.09	$ 0.54	$ 0.30	$ (0.40)	$ (1.97)
Diluted	$ 1.08	$ 0.53	$ 0.30	$ (0.40)	$ (1.97)
Shares Used to Compute Basic Net Income (Loss) Per Share	131,805	128,417	102,064	91,505	79,454
Shares Used to Compute Diluted Net Income (Loss) Per Share	132,718	132,439	102,126	91,505	79,454
Net income (loss)—Pro Forma to Exclude Amortization of Goodwill and Workforce-in-Place (1)	$ 143,309	$ 69,790	$ 30,813	$ 3,203	$ (85,032)
Basic and Diluted Net Income (Loss) Per Share—Pro Forma to Exclude Amortization of Goodwill and Workforce-in-Place:					
Basic	$ 1.09	$ 0.54	$ 0.30	$ 0.04	$ (1.07)
Diluted	$ 1.08	$ 0.53	$ 0.30	$ 0.04	$ (1.07)
Shares Used to Compute Basic Net Income (Loss) Per Share—Pro Forma	131,805	128,417	102,064	91,505	79,454
Shares Used to Compute Diluted Net Income (Loss) Per Share—Pro Forma	132,718	132,439	102,126	91,505	79,454
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 278,034	$229,573	$ 56,902	$ 95,357	$ 59,196
Working capital	294,329	287,922	105,058	65,259	72,759
Total assets	947,491	753,880	512,972	470,995	467,840
Total debt	—	—	—	91,259	198,525
Other long-term obligations, including capitalized leases	18,293	589	7,851	207	7,218
Stockholders' equity	655,958	567,617	352,692	295,122	198,173
Other Financial Data:					
Net cash provided by operating activities	$ 172,072	$218,259	$ 109,638	$ 80,486	$ 35,069
Net cash (used in) provided by investing activities	(109,351)	(45,159)	(22,274)	(6,546)	18,077
Net cash used in financing activities	(14,260)	(429)	(125,819)	(37,779)	(15,978)

(1) Effective January 1, 2002, we changed our method of accounting for goodwill and other intangible assets and discontinued the amortization of goodwill and workforce-in-place.

Except for the historical information contained in this Report, this Report, including the following discussion, contains forward-looking statements that involve risks and uncertainties.

Overview

Endo Pharmaceuticals Holdings Inc. (the "Company" or "we") through our wholly owned subsidiary, Endo Pharmaceuticals Inc. ("Endo"), is engaged in the research, development, sales and marketing of branded and generic prescription pharmaceuticals used primarily for the treatment and management of pain. Branded products comprised approximately 63%, 70% and 69% of net sales for the years ended December 31, 2002, 2003 and 2004. On August 26, 1997, an affiliate of Kelso & Company and the then members of management entered into an asset purchase agreement with the then DuPont Merck Pharmaceutical Company to acquire certain branded and generic pharmaceutical products and exclusive worldwide rights to a number of new chemical entities in the DuPont research and development pipeline from DuPont Merck through the newly-formed Endo Pharmaceuticals Inc. The stock of Endo Pharmaceuticals Inc. is our only asset, and we have no other operations or business.

Recent Developments — On March 23, 2004, the U.S. Food and Drug Administration (FDA) granted final approval of our abbreviated new drug application (ANDA) for oxycodone extended-release tablets, 10mg, 20mg and 40mg, and confirmed its tentative approval of our 80mg dosage strength. We have since received final FDA approval of our 80mg dosage strength. Our oxycodone extended-release tablets are AB-rated bioequivalent versions of the 10mg, 20mg, 40mg and 80mg strengths of OxyContin®, a product of The Purdue Frederick Company that is indicated for the management of moderate-to-severe pain when a continuous, around-the-clock analgesic is needed for an extended period of time. OxyContin® had combined 2004 U.S. branded sales of approximately $1.8 billion. The 10mg, 20mg and 40mg strengths represent approximately 68% of the U.S. branded sales of OxyContin®. As announced on May 17, 2004, we have decided to wait until appellate review of the district court's decision to launch our bioequivalent versions of generic OxyContin®. However, if upon further examination we determine that is in our best interest to launch one or more of our bioequivalent versions of OxyContin® in advance of the appellate court decision and the district court's ruling is overturned on appeal, we may be liable for lost profits and damages to Purdue and costs associated with the launching of our products. Any launch by us of one or more of our bioequivalent versions of OxyContin® could significantly impact our future results. On November 3, 2004, the oral arguments relating to the appeal of this case were heard by the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., at which hearing both sides presented their arguments before a three-judge panel. We are awaiting the outcome of this appeal.

On April 30, 2004, we filed a shelf registration statement on Form S-3, as amended on June 10, June 14, and June 25, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. The shelf registration statement was declared effective by the Securities and Exchange Commission on June 28, 2004. After the closing of the August 9, 2004 offering of 11 million shares and the November 29, 2004 offering of 8 million shares discussed below, up to 11 million shares remain eligible for sale under this shelf registration statement. The shelf registration statement enables one or more offerings of common stock, subject to market conditions. The nature and terms of any offering will be established at the time of the offering and set forth in a prospectus supplement. Any offering will not increase the number of our outstanding shares of common stock, and we will not receive any proceeds from any offering covered by this shelf registration. On May 19, 2004, we and SkyePharma, Inc., our collaboration partner, announced that the FDA had approved SkyePharma's NDA for DepoDur™ for the treatment of pain following major surgery. Previously referred to as DepoMorphine™, DepoDur™ is a novel single dose sustained-release injectable formulation of morphine. We believe the approval of DepoDur™ is an important step in fulfilling our vision of building our franchise in pain management as well as extending our reach into complementary therapeutic areas such as anesthesiology. We launched DepoDur™ in December 2004, however, due to the inability to reasonably estimate provisions for chargebacks, rebates, sales incentives and allowances, royalties and returns and losses, we did not recognize any net sales in 2004 in accordance with accounting principles generally accepted in the United States. This launch could significantly impact our future results.

On July 7, 2004, we announced that we had reached agreement with the FDA as to the design of a new clinical trial to provide additional safety and efficacy data of oxymorphone ER in support of our NDA for this developmental product. On September 20, 2004, we announced that the FDA has asked us to clarify some aspects of the analysis of the study outcome prior to granting final approval of this protocol. This additional request did not affect the already agreed-upon design of the oxymorphone ER clinical trial and we have now complied with this request. We had submitted the trial protocol to the FDA under the Special Protocol Assessment (SPA) process and the protocol was approved by the FDA in November 2004. Under the terms of the SPA, we have initiated a 12-week, multicenter, double-blinded, placebo-controlled trial of oxymorphone ER. As previously disclosed on October 20, 2003, the FDA issued an approvable letter for our oxymorphone ER NDA but had requested that we address certain questions and provide additional clarification and information, including some form of additional clinical trial to further confirm the safety and efficacy of this product. Also as previously announced, the FDA, following a meeting with us in early May, indicated its concern that the outcome of two of the three Phase III efficacy trials submitted in the NDA that met their predefined primary end-points may have been favorably biased by the statistical handling of data from patients who did not complete the trials. The design of this additional clinical trial is intended to address this issue. Based on the duration of the trial and the number of patients to be enrolled, we believe that, assuming the data are favorable, we will be in a position to finish the study and submit the complete response to the FDA in early 2006. At that point, the FDA will have six months to act on this complete response to its October 2003 approvable letter.

On September 20, 2004, we announced that we had received final approval from the FDA of the clinical trial protocol relating to our developmental product, oxymorphone immediate-release tablets (oxymorphone IR). We had submitted the trial protocol to the FDA under the Special Protocol Assessment (SPA) process.

On July 14, 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to exclusively license to us rights to market Frova® (frovatriptan) in North America. Launched in the U.S. in June 2002, Frova® is indicated for the acute treatment of migraine headaches in adults. Net sales of Frova® in the U.S. were $37.5 million in 2003. Under the terms of the license agreement, we paid Vernalis an upfront fee of $30 million and we will make anniversary payments for the first two years at $15 million each year, and a $40 million milestone payment upon U.S. Food and Drug Administration, FDA, approval for the menstrually related migraine indication. In addition, Vernalis will receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. We will also pay royalties to Vernalis based on the net sales of Frova®. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement is for the shorter of the time (i) that there are valid claims on the Vernalis patents covering Frova® or there is market exclusivity granted by a regulatory authority, whichever is longer, or (ii) until the date on which a generic version of Frova® is first offered, but in no event longer than 20 years. We can terminate the license agreement under certain circumstances, including upon one years' written notice. Under the loan agreement, Endo provided Vernalis with a loan of $50 million at closing. The loan was primarily used to make a payment in full and final settlement of the amounts due to Elan Corporation from Vernalis in connection with Vernalis' reacquisition of the North American rights to Frova®. The balance of the loan was available for general corporate purposes. The loan is secured against the revenues receivable by Vernalis under the license agreement. At Endo's election, Endo is able to offset $20 million of the $40 million MRM approval milestone and 50% of all royalties to be paid under the license agreement to Vernalis to repay the loan. To the extent not previously repaid, the loan is due in full after five years. Interest is at the rate of 5% per annum payable semi-annually. However, Vernalis has the option to defer payment of interest and increase the loan outstanding each time an interest payment becomes due. In January 2005, Vernalis elected to defer payment of the first semi-annual interest payment otherwise due January 31, 2005.

On August 18, 2004, we announced that we had entered into an agreement granting us the exclusive rights to develop and market Orexo AB's (a privately held Swedish company) patented sublingual muco-adhesive fentanyl product (Rapinyl™) in North America. Rapinyl™ is a sub-lingual, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough cancer pain. The benefits of Rapinyl™ are believed to include both a fast onset of action and patient convenience. Rapinyl™ is based on Orexo's unique patented technology for sublingual administration. This novel pharmaceutical preparation is believed to provide rapid absorption of the active substance and a fast onset of action. Currently in Phase II clinical development, this product is intended for the management of breakthrough pain in opioid-tolerant cancer patients. We anticipate that it will commence Phase III clinical trials in 2005. The agreement provides for us to make an up-front license fee payment of $10 million, in addition to other license fees and payments based on development and regulatory milestones, which may total up to $22.1 million through FDA approval of Rapinyl™'s New Drug Application. The agreement also provides for royalties upon commercial sales and may include sales milestones if defined sales thresholds are achieved.

On March 9, 2005, we announced that Peter A. Lankau, the current president and chief operating officer of Endo, has been appointed president and chief executive officer by our Board of Directors, effective May 20, 2005, the day following the Annual Meeting of Endo Stockholders. Carol A. Ammon, Endo's current chief executive officer, will continue to serve Endo as Chairman of the Board of Directors. In addition, Endo's Board of Directors has appointed Lankau to the Endo Board of Directors, effective immediately. This appointment expands the number of directors to 11.

On March 14, 2005, we announced that we have signed an agreement that will give us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, employs DURECT's proprietary TRANSDUR™ drug-adhesive matrix formulation and is intended to provide relief of moderate-to-severe chronic pain for up to seven days. Effective immediately, we will assume all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, we will pay DURECT an upfront fee of $10 million, with additional payments of approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch.

Also on March 14, 2005, we announced that we have entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. Currently in Phase II clinical trials in the U.S., the ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Two Phase III placebo-controlled studies in soft-tissue injury and ankle sprains have been completed in Europe by ProEthic's European partner APR Applied Pharma Research AG, with statistically significant results. Under the terms of the agreement, we will make a $10.0 million upfront payment and payments of approximately $14.0 million for the achievement of certain regulatory milestones. We will also pay royalties on net sales of the ketoprofen patch.

Our quarterly results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products, the impact of competitive products and pricing as well as charges incurred for compensation related to stock options and milestone payments.

Critical Accounting Policies and Estimates

To understand our financial statements, it is important to understand our critical accounting policies and estimates. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of sales deductions for estimated chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. Significant estimates and assumptions are also required in the appropriateness of capitalization and amortization periods for identifiable intangible assets, inventories and related inventory reserves and the potential impairment of goodwill and other intangible assets. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by us, there may also be other estimates or assumptions that are reasonable. Although we believe that our estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made. Actual results may differ significantly from our estimates. Our most critical accounting policies and estimates are described below:

Sales Deductions — When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. These provisions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be impacted. The provision for chargebacks is one of the most significant and the most complex estimate used in the recognition of our revenue. We establish contract prices for indirect customers who are supplied by our wholesale customers. A chargeback represents the difference between our invoice price to the wholesaler and the indirect customer's contract price. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, estimated wholesaler inventory levels and estimated future trends. We also establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives and other allowances. Some customers receive rebates upon attaining established sales volumes. We estimate rebates, sales incentives and other allowances based upon the terms of the contracts with our customers, historical experience, estimated inventory levels of our customers and estimated future trends. We estimate an accrual for Medicaid rebates as a reduction of revenue at the time product sales are recorded. The Medicaid rebate reserve is estimated based upon the historical payment experience, historical relationship to revenues and estimated future trends. Medicaid pricing programs involve particularly difficult interpretations of statutes and regulatory guidance, which are complex and thus our estimates could differ from actual experience. Royalties represent amounts accrued pursuant to the license agreement with Hind Healthcare Inc. (Hind). Royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. Royalties are paid to Hind at a rate of 10% of net sales of Lidoderm®. Our return policy allows customers to receive credit for expired products within three months prior to expiration and within one year after expiration. We estimate the provision for product returns based upon the historical experience of returns for each product, historical relationship to revenues, estimated future trends, estimated customer inventory levels and other competitive factors. We continually monitor the factors that influence each type of sales deduction and make adjustments as necessary.

Inventories — Inventories consist of finished goods held for distribution, raw materials and work in process. Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results. Inventories also include costs associated with certain products prior to regulatory approval and/or resolution of patent infringement litigation based on management's judgment of probable future commercial use and net realizable value.

Goodwill and Other Intangibles — Goodwill and other intangibles represent a significant portion of our assets and stockholders' equity. As of December 31, 2004, goodwill and other intangibles comprised approximately 31% of our total assets and 45% of our stockholders' equity. Effective January 1, 2002, we adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, and no longer amortize goodwill and workforce in place. SFAS No. 142 prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

We have one reportable segment, pharmaceutical products. Goodwill arose as a result of the August 26, 1997 acquisition of certain branded and generic pharmaceutical products, related rights and certain assets of the then DuPont Merck Pharmaceutical Company (n/k/a Bristol-Myers Squibb Pharma Company) and the July 17, 2000 acquisition of Algos. Although goodwill arose in two separate transactions, the components of our operating segment have been integrated and are managed as one reporting unit. Our components extensively share assets and other resources with the other components of our business and have similar economic characteristics. In addition, our components do not maintain discrete financial information. Accordingly, the components of our business have been aggregated into one reporting unit and are evaluated as such for goodwill impairment. Goodwill is evaluated for impairment on an annual basis on January 1st of each year unless events or circumstances indicate that an impairment may have occurred between annual dates. On January 1, 2005, 2004 and 2003, our goodwill was evaluated for impairment and, based on the fair value of our reporting unit, no impairment was identified.

Licenses are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives ranging from eleven to twenty years. The determination to capitalize amounts related to licenses is based on management's judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease. The value of these licenses is subject to continuing scientific, medical and marketplace uncertainty. Patents acquired in the Algos merger are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Licenses and patents are assessed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows of the product. In the event the carrying value of the asset exceeds the undiscounted future cash flows of the product and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. As a result of the significance of our amortizable intangibles, any recognized impairment loss could have a material adverse impact on our financial position and/or results of operations.

Our goodwill and other intangible assets consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Goodwill	$181,079	$181,079
Amortizable Intangibles:		
Licenses	$123,600	$ 43,500
Patents	3,200	3,200
	126,800	46,700
Less accumulated amortization	(9,542)	(4,657)
Other Intangibles, net	$117,258	$ 42,043

Estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2004 is as follows (in thousands):

	2005	2006	2007	2008	2009
	$ 8,159	$ 8,159	$ 8,159	$ 8,159	$ 8,159

Compensation Related to Stock Options — Endo Pharma LLC Stock Option Plans — In our 2001 fiscal year we incurred a non-cash charge of $37.3 million, in our 2002 fiscal year we recorded a non-cash charge of $34.7 million and in our 2003 fiscal year we recorded non-cash charges of $144.5 million, in each case for stock-based compensation relating to the vesting of options that were issued under the Endo Pharma LLC 1997 Amended and Restated Executive Stock Option Plan and the Endo Pharma LLC 1997 Amended and Restated Employee Stock Option Plan (together, the "Endo Pharma LLC 1997 Stock Option Plans") and the Endo Pharma LLC 2000 Supplemental Employee Stock Option Plan and the Endo Pharma LLC 2000 Supplemental Executive Stock Option Plan (collectively, the "Endo Pharma LLC 2000 Supplemental Stock Option Plans"). Under the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans, tranches of options vested if we attained certain stock price targets. As each tranche vested, we incurred a non-cash charge representing the difference between the market price of the shares underlying the options and the exercise price of such options. Upon exercise, no additional shares of our common stock will be issued, however, because these stock options are exercisable only into shares of our common stock that are held by Endo Pharma LLC. Accordingly, these stock options do not dilute the public stockholders. In addition, Endo Pharma LLC, and not us, will receive the exercise price payable in connection with these options. Further, the shares of common stock that individuals receive upon exercise of stock options granted pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements.

For a discussion of the tax sharing agreement between the Company and Endo Pharma LLC relating to the Endo Pharma LLC Stock Options, see "— Liquidity and Capital Resources; Tax Sharing Agreement."

Compensation Related to Stock Options — Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans — All the stock options we have granted pursuant to the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans have exercise prices equal to the market price of our stock on the date granted and, under accounting principles generally accepted in the United States, a measurement date occurs on the date of each grant. Consequently, we have not incurred charges upon the vesting or exercise of these options. In December 2004, the FASB issued SFAS No. 123, *Share-Based Payments (revised 2004)*, (SFAS No. 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of APB Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to stock compensation awards issued to employees. Rather, the Statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS No. 123R will be effective for the Company's fiscal quarter beginning July 1, 2005. The Company is currently evaluating the impact of the adoption of this statement on its financial statements.

Results of Operations

Net Sales — Our net sales consist of revenues from sales of our pharmaceutical products, less estimates for certain chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. We recognize revenue when products are shipped and title and risk of loss has passed to the customer, which is typically upon delivery to the customer. Our shipping terms are generally free on board customer's destination.

The following table presents our net sales by product category for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31, 2004	2003	2002
	(in thousands)		
Lidoderm®	$309,233	$178,299	$ 83,218
Percocet®	86,510	214,187	144,623
Frova®	11,449	—	—
Other brands	15,481	21,870	22,046
Total brands	422,670	414,356	249,887
Total generics	192,430	181,252	149,086
Total net sales	$615,100	$595,608	$398,973

The following table presents our net sales as a percentage of total net sales for select products for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31, 2004	2003	2002
Lidoderm®	50%	30%	21%
Percocet®	14	36	36
Frova®	2	—	—
Other brands	3	4	6
Total brands	69	70	63
Total generics	31	30	37
Total	100%	100%	100%

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Net Sales. Net sales for the year ended December 31, 2004 increased by 3% to $615.1 million from $595.6 million in the comparable 2003 period. This increase in net sales was primarily due to the increase in the net sales of Lidoderm®, the first FDA-approved product for the treatment of the pain of post-herpetic neuralgia, net sales of Frova®, and an increase in the net sales certain generic products offset by the reduction in the net sales of Percocet®. Net sales of Lidoderm® increased to $309.2 million from $178.3 million in the comparable 2003 period. In September 1999, we launched Lidoderm®, which continues to gain market share due to our ongoing promotional and educational efforts. Net sales of Frova® were $11.4 million for the year ended December 31, 2004. We began shipping Frova® upon the closing of the license agreement in mid-August 2004 and initiated our promotional efforts in September 2004. Net sales of our generic products increased to $192.4 million from $181.3 million in the comparable 2003 period primarily due to the increase in the net sales of Endocet® as a result of our launch in the fourth quarter of 2003 of two new strengths of Endocet® offset by a decrease in the net sales of our morphine sulfate extended-release tablets as a result of generic competition introduced in the fourth quarter of 2003. During the second half of 2004, we have begun to experience both pricing pressure as well as a reduction in our share for both Endocet® and our morphine sulfate extended-release tablets due to generic competition. We expect that competitors will continue to have an impact on our market share and price of both of these generic products, which will adversely affect the net sales and profitability of our generic products. Percocet® net sales decreased to $86.5 million from $214.2 million in the comparable 2003 period due to the introduction of generic versions of Percocet® 7.5/325 and 10/325 during the fourth quarter of 2003. Due to the expected increases in the net sales of Lidoderm®, Frova® and DepoDur™ partially offset by generic competition with our Percocet®, Endocet® and morphine sulfate extended-release tablets, we expect net sales in 2005 to be approximately $650 to $660 million.

Gross Profit. Gross profit for the year ended December 31, 2004 increased by 3% to $474.1 million from $459.9 million in the comparable 2003 period. Gross profit margins remained at 77% for the years ended December 31, 2004 and 2003. The gross profit margin for 2003 includes a charge of $24.6 million to fully reserve for the inventory of extended-release oxycodone tablets that were manufactured during that year. Pricing pressures on our generic products, combined with the introduction in April 2004 of more costly single-pouch child-resistant packaging for Lidoderm® were the primary factors affecting the gross profit margin for the year ended December 31, 2004. We expect gross profit margins to decline slightly in 2005 due to competition with Percocet®, Endocet® and our extended-release morphine sulfate product. In addition, we expect to experience lower gross profit margins in 2005 on Lidoderm® due to the introduction in the second quarter of 2004 of the higher cost single-pouch child-resistant packaging.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2004 increased by 16% to $180.2 million from $155.8 million in the comparable 2003 period. This increase was due to an increase in sales, education and promotional efforts in 2004 over the comparable 2003 period to support our products as well as support for our growing business including our products Lidoderm®, Frova® and DepoDur™, and in preparation of new product launches. We expect selling, general and administrative expenses to increase in 2005 primarily due to the hiring in early 2005 of approximately 70 sales representatives to bring the total number of sales representatives supporting both Lidoderm® and Frova® to approximately 300 and the additional hiring of approximately 45 sales representatives in early 2005 to bring the total number of hospital sales representatives to support the launch of DepoDur™ to approximately 70.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2004 remained essentially unchanged at $50.5 million compared to $51.0 million in the comparable 2003 period. Excluding milestone payments to partners, we anticipate increasing our research and development spending in 2005 as compared to 2004. During 2005, we will focus our development efforts on various projects primarily focused in the area of pain management, including completing the studies for oxymorphone extended-release tablets and immediate-release tablets and the initiation of the Phase III clinical studies of Rapinyl™.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2004 increased to $10.6 million from $6.3 million in the comparable 2003 period primarily due to an increase in amortization expense as a result of new license rights acquired during 2004 and an increase in depreciation expense as a result of an increase in capital expenditures. We expect depreciation and amortization to continue to increase as we increase our capital expenditures for new office and lab space and automobiles for our newly hired sales representatives, and as we continue to license in products and technologies.

Compensation Related to Stock Options. Compensation related to stock options for the year ended December 31, 2004 decreased to $0 from $144.5 million in the comparable 2003 period. Effective January 1, 2003, the Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective resulting in the issuance of approximately 10.7 million stock options to certain employees and members of management. Because approximately 9.2 million of these stock options were immediately vested upon their issuance, we recorded a non-cash compensation charge of approximately $48.5 million in the first quarter of 2003 representing the difference between the market price of the common stock of $7.70 and the exercise price of these stock options of $2.42. In addition, we recorded a non-cash compensation charge of $96.0 million in October 2003 as a result of the vesting of the 4.8 million Class C4 stock options representing the difference between the market price of the common stock of $22.59 and the exercise price of these options of $2.63. No additional shares of our common stock will be issued, however, because these stock options are exercisable only into shares of our common stock that are held by Endo Pharma LLC. Accordingly, the exercise of these stock options does not dilute the ownership of our other public stockholders.

Purchased In-Process Research and Development. Purchased in-process research and development during the year ended December 31, 2003 reflects a gain of $7.0 million related to the extinguishment of a contingent liability as a result of our decision to discontinue our development program for the oral rinse (0.1% triclosan) for the treatment of oral mucositis that we had obtained in the acquisition of BML Pharmaceuticals in July 2002.

Interest (Income) Expense, Net. Interest (income) expense, net for the year ended December 31, 2004 was $2.2 million in interest income compared to $0.3 million in interest expense in the comparable 2003 period. This change is substantially due to the increased interest income earned as a result of higher average cash balances during 2004 and interest income earned on our note receivable from Vernalis.

Income Tax. Income tax for the year ended December 31, 2004 increased to $87.8 million from $39.2 million in the comparable 2003 period. This increase is due to the increase in income before income tax for the year ended December 31, 2004 as well as an increase in the effective tax rate from 36.0% in 2003 to 38.0% in 2004. The effective tax rate in 2003 was favorably impacted by the recognition of a gain of $7.0 million in 2003 related to the reversal of a contingent liability related to the BML acquisition which had no tax impact.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Net Sales. Net sales for the year ended December 31, 2003 increased by 49% to $595.6 million from $399.0 million in the comparable 2002 period. This increase in net sales was primarily due to the increase in the net sales of Lidoderm®, Percocet®, and certain generic products. Net sales of Lidoderm® increased to $178.3 million from $83.2 million in the comparable 2002 period. Percocet® net sales increased to $214.2 million from $144.6 million in the comparable 2002 period due to the increase in net sales of Percocet® 7.5/325 and Percocet® 10.0/325. On October 20, 2003, Watson Pharmaceuticals announced that it was launching its generic versions of Percocet® 7.5/325 and Percocet® 10.0/325. Net sales of our generic products increased 22% to $181.3 million from $149.1 million in the comparable 2002 period primarily due to the growth of Endocet® and our generic morphine sulfate extended-release tablets. In October 2003, we launched two new strengths of our generic product Endocet®. During the third quarter of 2003, the FDA approved all five strengths of Mallinckrodt Inc.'s generic extended-release morphine sulfate.

Gross Profit. Gross profit for the year ended December 31, 2003 increased by 53% to $459.9 million from $300.1 million in the comparable 2002 period. Gross profit margins increased to 77% from 75% due to a more favorable mix of higher margin brand and generic products resulting from the products discussed above. Included in cost of sales is a charge of $24.6 million in 2003 and $8.0 million in 2002 to fully reserve for the inventory of extended-release oxycodone tablets that were manufactured during those years.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2003 increased by 40% to $155.8 million from $110.9 million in the comparable 2002 period. This increase was due to a $31.2 million increase in sales and promotional efforts in 2003 over the comparable 2002 period to support Lidoderm® and Percocet® and in preparation of new product launches. In addition, we experienced an increase in costs in the general and administrative functions in order to support our new product marketing and new product development.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2003 decreased by 10% to $51.0 million from $56.8 million in the comparable 2002 period. This decrease reflects the overall stage of development of our development portfolio. During 2002, we were performing clinical trials on our extended-release and immediate-release oxymorphone products and MorphiDex®. During 2003, our development efforts were focused on a Phase III clinical trial on an oral mucositis product as well as other earlier stage projects focused in the area of pain management and other complementary therapeutic areas. We decided in 2003 to cease our development efforts related to the oral mucositis product. This decrease is partially offset by a $5.0 million milestone charge we incurred pursuant to our Development and Marketing Strategic Alliance Agreement with SkyePharma Inc. Under the terms of this agreement, a $5.0 million milestone becomes due upon acceptance for substantive review by the FDA of DepoDur™. DepoDur™ was accepted for substantive review by the FDA during the third quarter of 2003.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2003 increased to $6.3 million from $3.1 million in the comparable 2002 period primarily due to an increase in depreciation of $1.7 million related to an increase in capital expenditures and an increase in amortization of $1.5 million primarily due to an increase in license fees arising from the SkyePharma license entered into on December 31, 2002.

Compensation Related to Stock Options. Compensation related to stock options for the year ended December 31, 2003 increased to $144.5 million from $34.7 million in the comparable 2002 period. Effective January 1, 2003, the Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective resulting in the issuance of approximately 10.7 million stock options to certain employees and members of management. Because approximately 9.2 million of these stock options were immediately vested upon their issuance, we recorded a non-cash compensation charge of approximately $48.5 million in the first quarter of 2003 representing the difference between the market price of the common stock of $7.70 and the exercise price of these stock options of $2.42. In addition we recorded a non-cash compensation charge of $96.0 million in October 2003 as a result of the vesting of the 4.8 million Class C4 stock options representing the difference between the market price of the common stock of $22.59 and the exercise price of these options of $2.63. No additional shares of our common stock will be issued, however, because these stock options are exercisable only into shares of our common stock that are held by Endo Pharma LLC. Accordingly, the exercise of these stock options will not dilute the ownership of our other public stockholders.

In the year ended December 31, 2002, we recorded a non-cash compensation charge of $34.7 million as a result of the vesting of the 6.9 million Class C3 stock options representing the difference between the market price of the common stock of $7.70 and the exercise price of these options of $2.69. These options are exercisable into shares of common stock that are presently held by Endo Pharma LLC. As a result, the exercise of these options will not result in the issuance of additional shares of common stock and will not dilute the other public stockholders of Endo.

Purchased In-Process Research and Development. Purchased in-process research and development during the year ended December 31, 2003 reflects a gain of $7.0 million related to the extinguishment of a contingent liability as a result of our decision to discontinue our development program for the oral rinse (0.1% triclosan) for the treatment of oral mucositis that we had obtained in the acquisition of BML Pharmaceuticals in July 2002. Purchased in-process research and development for the year ended December 31, 2002 of $20.3 million resulted from the estimated fair value of our oral rinse (0.1% triclosan) for oral mucositis development product that we acquired in the acquisition of BML Pharmaceuticals.

Manufacturing Transfer Fee. Manufacturing transfer fee during the year ended December 31, 2002 was the consideration paid to Bristol-Myers Squibb Pharma Company which allowed Endo to transfer up to 100% of any Endo product out of any Bristol-Myers Squibb facility at any time, and for the assistance of Bristol-Myers Squibb Pharma Company in the transfer.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2003 decreased to $0.3 million from $4.4 million in the comparable 2002 period. This decrease is substantially due to the repayment on August 26, 2002 of the promissory notes issued to Bristol-Myers Squibb in connection with our 1997 acquisition from Bristol-Myers Squibb Pharma Company (f/k/a The DuPont Merck Pharmaceutical Company).

Income Tax. Income tax for the year ended December 31, 2003 increased to $39.2 million from $30.1 million in the comparable 2002 period. This increase is due to the increase in income before income tax for the year ended December 31, 2003 offset by a decrease in the effective tax rate from 49.4% in 2002 to 36.0% in 2003. The effective tax rate in 2002 was negatively impacted by the write-off of in-process research and development costs of $20.3 million related to the acquisition of BML Pharmaceuticals in 2002, which was not deductible for tax purposes. The effective income tax rate for 2003 was favorably impacted by the recognition of a gain of $7.0 million in 2003 related to the reversal of a contingent liability related to the BML acquisition which had no tax impact.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from operations. Under our credit facility, we may borrow up to $75.0 million on a revolving basis for certain purposes as described below. Our principal liquidity requirements are for working capital for operations, acquisitions, licenses and capital expenditures.

Net Cash Provided by Operating Activities. Net cash provided by operating activities decreased to $172.1 million for the year ended December 31, 2004 from $218.3 million for the year ended December 31, 2003. This decrease primarily reflects an increase in accounts receivable and an increase in our inventory levels. The increase in accounts receivable is substantially attributable to the timing of purchases by our customers during the fourth quarter of 2004 versus the fourth quarter of 2003. The increase in our inventory levels is primarily due to an increase in our inventory of Lidoderm®. Historically, we have carried low inventory levels of Lidoderm® due to our manufacturing not being able to keep up with demand. This year, additional capacity has been added and our manufacturing of Lidoderm® has not only been able to keep up with demand, but we have been able to build a safety stock of Lidoderm® inventory. We are at this time, however, carrying more Lidoderm® inventory than we would like to. Although we do not believe that there is a risk of obsolescence with this inventory, we and our manufacturer will be working together in the first half of 2005 to bring the Lidoderm® inventory to more appropriate levels. In addition, during 2004, we made the decision to manufacture an additional $4.8 million of our generic oxycodone extended-release tablets. We did not reserve for this inventory and, although there can be no assurance, we remain confident that the decision of the U.S. District Court for the Southern District of New York declaring Purdue's OxyContin® patents unenforceable will be affirmed by the U.S. Court of Appeals for the Federal Circuit.

Net Cash Used in Investing Activities. Net cash used in investing activities increased by $64.2 million to $109.4 million for the year ended December 31, 2004 from $45.2 million for the year ended December 31, 2003. During the year ended December 31, 2004, the Company loaned $50 million to a third party, paid $46.5 million in license fees, paid a termination penalty of $3.0 million to Lavipharm and had capital expenditures of $9.6 million primarily related to our new research and development facility in Westbury, NY and leasehold improvements to a second corporate office building in Chadds Ford, PA. During the year ended December 31, 2003, the Company paid $32.5 million in license fees and had $12.2 million in capital expenditures primarily related to our new research and development facility in Westbury, NY and leasehold improvements to a second corporate office building in Chadds Ford, PA.

Net Cash Used in Financing Activities. Net cash used in financing activities increased to $14.3 million for the year ended December 31, 2004 from $0.4 million for the year ended December 31, 2003 primarily due to $13.5 million in payments to Endo Pharma LLC pursuant to the tax sharing agreement and an increase in capital lease obligations repayments made during the year ended December 31, 2004 compared to 2003 partially offset by an increase in the proceeds received from the exercise of stock options during the year ended December 31, 2004 compared to 2003. See "—Tax Sharing Agreement" below.

Credit Facility. In December 2001, we amended and restated our senior secured credit facility with a number of lenders. This amended and restated credit facility provides us with a line of credit of $75.0 million. The line of credit matures on December 21, 2006. Any loans outstanding under the amended and restated credit facility are secured by a first priority security interest in substantially all of our assets. The credit facility contains representations and warranties, covenants, including a covenant requiring us to maintain minimum EBITDA of $50 million over the prior four-quarter period, events of default and other provisions customarily found in similar agreements. Our ability to borrow under the credit facility is dependent, among other things, on our compliance with those provisions. On April 30, 2004, we amended our credit facility to allow us to file a shelf registration statement on Form S-3, which we initially filed on April 30, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders to be named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. On July 13, 2004, we amended our credit facility to allow us to enter in the transaction with Vernalis. As of December 31, 2004, we have not borrowed any amounts under our credit facility.

Tax Sharing Agreement. On July 14, 2000, Endo Pharma LLC was formed in connection with the Algos merger to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Endo Pharma LLC is a limited liability company that currently holds a significant portion of our common stock, in which affiliates of Kelso & Company and certain members of management have an interest. Upon the exercise of these stock options, only currently outstanding shares of our common stock held by Endo Pharma LLC will be delivered. Because Endo Pharma LLC, and not us, will provide the shares upon the exercise of these options, we have entered into a tax sharing agreement with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC upon the occurrence of a liquidity event, which occurred on August 9, 2004 as described further below, the amount of the tax benefits usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of December 31, 2004, approximately 10.4 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Upon exercise of any of these Endo Pharma LLC stock options, we generally will be permitted to deduct as a compensation charge, for federal income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of December 31, 2004, approximately $147 million), which is estimated to result in a tax benefit amount of approximately $56 million. Under the tax sharing agreement, we are required to pay this $56 million to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto.

Using a weighted average exercise price of $2.60 per share and an assumed effective tax rate of 38.3%, if all 36.3 million stock options under the Endo Pharma LLC Stock Option Plans were vested and exercised (including the 10.4 million stock options already exercised as discussed above):

- upon exercise, assuming the market price of our common stock is then $20.00 per share, we generally would be able to deduct, for federal income tax purposes, compensation of approximately $632 million, which could result in a tax benefit amount of approximately $242 million payable to Endo Pharma LLC.
- upon exercise, assuming the market price of our common stock is then $25.00 per share, we generally would be able to deduct, for federal income tax purposes, compensation of approximately $813 million, which could result in a tax benefit amount of approximately $311 million payable to Endo Pharma LLC.
- upon exercise, assuming the market price of our common stock is then $30.00 per share, we generally would be able to deduct, for federal income tax purposes, compensation of approximately $994 million, which could result in a tax benefit amount of approximately $381 million payable to Endo Pharma LLC.

Under the terms of the tax sharing agreement, we must pay all such tax benefit amounts to Endo Pharma LLC to the extent these tax benefits are usable by us, as described above. However, these payments need only be made to Endo Pharma LLC upon the occurrence of a liquidity event, which is generally defined as a transaction or series of transactions resulting in (a) a sale of greater than 20% on a fully diluted basis of our common equity (either through (i) a primary offering by us, (ii) a secondary sale by Endo Pharma LLC or other holders of common stock pursuant to a registration rights agreement or (iii) a combination of both such primary and secondary offerings), (b) a change in control of Endo or (c) a sale of all or substantially all of our assets. In accordance with the tax sharing agreement, no payments had been made or accrued prior to August 9, 2004. On July 8, 2003, a secondary sale by Endo Pharma LLC was closed which represented a sale of, on a fully diluted basis, approximately 12% of our common equity which did not, by itself, trigger a payment under the tax sharing agreement, and was not a liquidity event. That offering could, however, be combined with future offerings to result in a series of transactions that will trigger a payment obligation pursuant to the tax sharing agreement.

On April 30, 2004, the tax sharing agreement was amended to provide for a specific schedule upon which payments currently contemplated by the tax sharing agreement would be made once a liquidity event has occurred. The amendment provides that upon the occurrence of a liquidity event (which occurred on August 9, 2004), we are required pay to Endo Pharma LLC, within 30 business days, the amount of the tax benefits usable by us in each of the previous taxable years for which we have filed a federal income tax return. In addition, the amended tax sharing agreement provides that with respect to all taxable years following the occurrence of a liquidity event, the amount of the tax benefits usable by us in each such year will be paid to Endo Pharma LLC in two installments: (i) 50% of the estimated amount shall be paid within 15 business days of our receipt from our independent registered public accounting firm of an opinion on our final audited financial statements, and (ii) the remaining amount shall be paid within 30 business days of the filing of our federal income tax return. Finally, the amendment also clarified two matters related to determining the occurrence of when a liquidity event has occurred: (i) the amendment establishes a formula for calculating when a sale of 20% of the common equity of Endo has occurred, and (ii) the amendment specifies that secondary sales of Endo common stock include sales pursuant to a shelf registration statement.

A secondary sale of 11 million shares by Endo Pharma LLC closed on August 9, 2004. This offering, when combined with the 16.6 million shares sold in July 2003, constituted a liquidity event and thus triggered a payment obligation. Endo Pharma LLC has informed us that, subject to a variety of factors, including market conditions and stock price levels, it may initiate additional secondary offerings of our common stock in the future.

In 2004, we paid $13.5 million to Endo Pharma LLC to satisfy the tax sharing obligations attributable to 2001, 2002 and 2003. Since 3.8 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised into common stock and sold in the offering on August 9, 2004, at a price of $17.46, with a weighted average exercise price of $2.44, an assumed tax rate of 38.3% and assuming the attributable compensation charge deductions are usable to reduce our taxes in 2004, we are obligated to pay Endo Pharma LLC a tax benefit of approximately $22 million. In addition, since 2.8 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised into common stock and sold in the offering on November 29, 2004, at a price of $20.02, with a weighted average exercise price of $2.44, an assumed tax rate of 38.3% and assuming the attributable compensation charge deductions are usable to reduce our taxes in 2004, we are obligated to pay Endo Pharma LLC a tax benefit of approximately $19 million. Fifty percent of the tax benefit amount attributable to these two 2004 offerings and any other Endo Pharma LLC stock option exercises in 2004 will be due within 15 business days of the date we received the opinion on our audited 2004 financial statements from our independent registered public accounting firm and the remaining fifty percent of the tax benefit amount attributable to 2004 is due within 30 business days of the date on which we file our 2004 tax return with the Internal Revenue Service (which we estimate will occur in September 2005). As of December 31, 2004, approximately $43 million is payable to Endo Pharma LLC related to estimated tax sharing payments that we are obligated to pay which are attributable to 2004. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in the accompanying financial statements. The estimated tax benefit amount payment to Endo Pharma LLC attributable to Endo Pharma LLC stock options exercised may increase if certain holders of Endo Pharma LLC stock options exercise additional stock options in the future.

On April 30, 2004, we filed a shelf registration statement on Form S-3, as amended on June 10, June 14 and June 25, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. The shelf registration statement was declared effective by the Securities and Exchange Commission on June 28, 2004. After the closing of the August 9 and November 29, 2004 offerings, which totaled 19 million shares, up to 11 million shares remain eligible for sale by Endo Pharma LLC under this shelf registration statement. The shelf registration statement enables one or more offerings of common stock, subject to market conditions. The nature and terms of any offering will be established at the time of the offering and set forth in a prospectus supplement. Any offering would most likely trigger an additional tax sharing payment due to Endo Pharma LLC, would not increase the number of our outstanding shares of common stock and we would not receive any proceeds from any offering covered by this shelf registration.

Fluctuations. Our quarterly results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products and the impact of competitive products and pricing. Further, a substantial portion of our net sales are through wholesale drug distributors who in turn supply our products to pharmacies, hospitals and physicians. Accordingly, we are potentially subject to a concentration of credit risk with respect to our trade receivables.

Growth Opportunities. We continue to evaluate growth opportunities including strategic investments, licensing arrangements and acquisitions of product rights or technologies, which could require significant capital resources.

Non-U.S. Operations. We currently have no operations outside of the United States. As a result, fluctuations in foreign currency exchange rates do not have a material effect on our financial statements.

Inflation. We do not believe that inflation had a material adverse effect on our financial statements for the periods presented.

Expected Cash Requirements for Contractual Obligations. The following table presents our expected cash requirements for contractual obligations outstanding as of December 31, 2004 (in thousands):

Contractual Obligations	Payment Due by Period						
	Total	2005	2006	2007	2008	2009	Thereafter
Operating Lease Obligations	$ 24,878	$ 2,773	$ 2,874	$2,727	$2,733	$2,740	$11,031
Capital Lease Obligations	3,339	1,872	1,178	269	13	7	—
Minimum Purchase Commitments to Teikoku	33,600	33,600	—	—	—	—	—
Minimum Purchase Commitments to Novartis	8,972	4,681	4,291	—	—	—	—
Estimated Tax Sharing Payments Due to Endo Pharma LLC	42,939	42,939	—	—	—	—	—
License Payments Due to Vernalis	30,000	15,000	15,000	—	—	—	—
Total	$143,728	$100,865	$23,343	$2,996	$2,746	$2,747	$11,031

Novartis Consumer Health, Inc. On May 3, 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc. whereby Novartis has agreed to manufacture certain of our commercial products and products in development. We are required to purchase, on an annual basis, a minimum amount of product from Novartis. The purchase price per product is equal to a predetermined amount per unit, subject to periodic adjustments. As of December 31, 2004, we are required to purchase a minimum of $4.7 million and $4.3 million of product from Novartis in 2005 and 2006, respectively. However, actual amounts purchased could be significantly higher based on the actual mix of products purchased. This agreement has a five-year term, with automatic five-year renewals thereafter. Either party may terminate this agreement on three-years' notice, effective at any time after the initial five-year term. In addition, we may terminate this agreement effective prior to the fifth anniversary of the agreement upon three-years' notice and the payment of certain early termination fees. Either party may also terminate this agreement on account of a material breach by the other.

Teikoku Seiyaku Co., Ltd. Under the terms of this agreement, Teikoku, a Japanese manufacturer, manufactures Lidoderm® at its Japanese facility for commercial sale by us in the United States. We also have an option to extend the supply area to other territories within a defined period of time. We are required to purchase, on an annual basis, a minimum amount of product from Teikoku. The purchase price for the product is equal to a predetermined amount per unit of product. As of December 31, 2004, we are required to purchase a minimum of $33.6 million of product from Teikoku in 2005. The term of this agreement is from November 23, 1998 until the shorter of (1) the expiration of the last to expire patent that is licensed to us from Hind Healthcare Inc. or (2) November 20, 2011. This agreement may be terminated for material breach by either party and by us if the Hind Healthcare license agreement is terminated.

Life Sciences Opportunities Fund (Institutional) II, L.P. On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. As part of this investment, we are able to capitalize on the knowledge of LOF Partners, LLC, the general partner, and its access to, life sciences entities with promising pharmaceutical assets, technologies and management talent and on the general partner's wide range of industry contacts and resources. As of December 31, 2004, we have invested $1 million in this partnership.

In addition, we agreed to certain contingent payments in certain of our license and other agreements. Payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory and/or commercial milestones. Specifically:

Penwest Pharmaceuticals. Under the terms of the amended and restated strategic alliance agreement with Penwest Pharmaceuticals Co. (Penwest), Penwest is entitled to receive royalties equal to a percentage beginning at 50%, which could decline to 40% based upon the achievement of certain criteria, of the net realization (as defined in the agreement) of oxymorphone ER. On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of this product on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we are now be responsible for funding 100% of these remaining costs until oxymorphone ER is approved by the FDA, at which time we will recoup from the royalties due to Penwest the full amount of what Penwest should have contributed had it not exercised such right.

DURECT Corporation. Once a specified clinical trial of CHRONOGESIC™ is started or beginning on January 1, 2006 (whichever is earlier), unless the agreement is earlier terminated, Endo will be obligated to fund 50% of the ongoing development costs of CHRONOGESIC™. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT $10.0 million.

On March 14, 2005, we announced that we have signed an agreement that will give us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, employs DURECT's proprietary TRANSDUR™ drug-adhesive matrix formulation and is intended to provide relief of moderate-to-severe chronic pain for up to seven days. Effective immediately, we will assume all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, we will pay DURECT an upfront fee of $10 million, with additional payments of approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. In addition, the DURECT Sufentanil Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT Sufentanil Agreement will continue in effect until terminated. The DURECT Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

SkyePharma, Inc. In addition to a share of each product's sales revenue that may increase from 20% initially, to a maximum of 60%, of net sales as the products' combined sales achieve certain thresholds, future milestone payments may be due SkyePharma under the terms of the development and commercialization agreement as follows (in thousands):

Milestone Event	Milestone Payment
The first time net sales of DepoDur™ in a calendar year exceed $125,000	$15,000
The first time net sales of DepoDur™ in a calendar year exceed $175,000	20,000
Total contingent sales milestones for DepoDur™	$35,000
FDA acceptance of the NDA for Propofol IDD-D™ in the United States	5,000
FDA final approval of the NDA for Propofol IDD-D™ in the United States	40,000
Total contingent regulatory milestones for Propofol IDD-D™	$45,000

In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require us to pay SkyePharma $5.0 million.

Noven Pharmaceuticals, Inc. Under the terms of the license agreement with Noven, upon our first commercial sale of the fentanyl patch, Noven is entitled to receive an additional payment ranging from $5.0 million to $10.0 million, depending on the timing of launch and the number of generic competitors on the market. The profit on the product will be shared. This license agreement also establishes an ongoing collaboration between the two companies to identify and develop additional new transdermal therapies. As part of this effort, Noven will undertake feasibility studies to determine whether certain compounds identified by the parties can be delivered through Noven's transdermal patch technology. Endo is expected to fund and manage clinical development of those compounds proceeding into clinical trials. Additionally, we are bearing a portion of the risk of loss related to inventory costs associated with the fentanyl patch that have been incurred by us and by Noven. If final regulatory approval of the product is denied or delayed, our risk of loss is approximately $3.4 million. No amounts have been expensed as of December 31, 2004 related to our risk of loss based upon our judgment of probable future commercial use.

EpiCept Corp. The license agreement provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Under this agreement, Endo also received an exclusive, worldwide license to certain patents of EpiCept Corp. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million.

Vernalis Development Limited. Under the terms of the license agreement, we will make anniversary payments for the first two years of $15 million in 2005 and 2006, and a $40 million milestone payment upon U.S. Food and Drug Administration, FDA, approval for the menstrually related migraine indication. In addition, Vernalis will receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. We will also pay royalties to Vernalis based on the net sales of Frova®.

Orexo AB The agreement provides for us to make additional license fees and payments based on development and regulatory milestones, which may total up to $22.1 million through FDA approval of Rapinyl™'s New Drug Application. The agreement also provides for royalties upon commercial sales and may include sales milestones, up to $39.2 million, if defined sales thresholds are achieved. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the expiration of any market exclusivity right. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $1.5 million.

ProEthic Pharmaceuticals, Inc. On March 14, 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. Currently in Phase II clinical trials in the U.S., the ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Two Phase III placebo-controlled studies in soft-tissue injury and ankle sprains have been completed in Europe by ProEthic's European partner APR Applied Pharma Research AG, with statistically significant results. Under the terms of the agreement, we will make a $10.0 million upfront payment and payments of approximately $14.0 million for the achievement of certain regulatory milestones. We will also pay royalties on net sales of the ketoprofen patch. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the tenth (10th) anniversary of the date of the first commercial sale of the product. We can terminate the agreement at any time upon no more than ninety (90) days' written notice.

Employment Agreements. We have entered into employment agreements with certain members of management.

Research Contracts. We routinely contract with universities, medical centers, contract research organizations and other institutions for the conduct of research and clinical studies on our behalf. These agreements are generally for the duration of the contracted study and contain provisions that allow us to terminate prior to completion.

Collaboration Agreements. We have also entered into certain collaboration agreements with third parties for the development of pain management products. Potential milestone payments pursuant to these contracts could total up to $61 million. These agreements require us to share in the development costs of such products and grant marketing rights to us for such products. If our third party partners are unable or unwilling to fund their portion of the collaboration project with us, this may adversely affect our results of operations and cash flows in the foreseeable future.

Cash and Cash Equivalents. Our cash and cash equivalents totaled $278.0 million at December 31, 2004. We believe that our (a) cash and cash equivalents, (b) cash flow from operations and (c) our credit facility (which has an available unused line of credit of $75 million) will requirements in the foreseeable future, including the funding of our pipeline projects in the event that our collaboration partners are unable or unwilling to fund their portion of any particular project. We may use a portion of our cash and cash equivalents for possible acquisitions and licensing opportunities.

Recent Accounting Pronouncements

In March 2004, the FASB issued EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. Although the Company will continue to evaluate the application of EITF 03-1, management does not currently believe adoption will have a material impact on its results of operations or financial position.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated, as current period costs regardless if they meet the criteria of "so abnormal." In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.* SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS 153 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123, *Share-Based Payments (revised 2004)*, (SFAS No. 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of APB Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to stock compensation awards issued to employees. Rather the Statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123R will be effective for the Company's fiscal quarter beginning July 1, 2005. The Company is currently evaluating the impact of the adoption of this statement on its financial statements.

Quantitative and Qualitative Disclosures about Market Risk

On December 21, 2001, we entered into a new credit facility that provides for a line of credit of $75.0 million. On April 30, 2004, we amended our credit facility to allow us to file a shelf registration statement on Form S-3, which we initially filed on April 30, 2004. On July 13, 2004, we amended our credit facility to allow us to enter in the transaction with Vernalis. Borrowings under the new credit facility are variable rate borrowings. There are no amounts outstanding under the new credit facility. We do not utilize financial instruments for trading purposes and hold no derivative financial instruments that could expose us to significant market risk. We monitor interest rates and enter into interest rate agreements as considered appropriate.

As of December 31, 2004 and December 31, 2003, we have no assets or liabilities that have significant interest rate sensitivity.

At December 31, 2004, we had publicly traded equity securities comprised of DURECT Corporation common stock at fair value totaling $5.0 million in "Other assets." The fair value of this investment is subject to significant fluctuations due to the volatility of the stock market, changes in general economic conditions and changes in the financial condition of DURECT. Based on the fair value of the publicly traded equity securities we held at December 31, 2004, an assumed 25%, 40% and 50% adverse change in the market prices of this security would result in a corresponding decline in total fair value of approximately $1.3 million, $2.0 million and $2.5 million, respectively.

We do not believe that inflation has had a significant impact on our revenues or operations.

Market Information

Our common stock is traded on the NASDAQ under the symbol "ENDP". The following table sets forth the quarterly high and low share price information for the periods indicated. The prices shown represent quotations between dealers, without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.

	Endo Common Stock	
	High	Low
Year Ending December 31, 2004		
1st Quarter	$25.00	$18.78
2nd Quarter	$27.15	$20.34
3rd Quarter	$23.59	$15.78
4th Quarter	$22.78	$17.17
Year Ending December 31, 2003		
1st Quarter	$14.10	$ 7.49
2nd Quarter	$19.45	$12.72
3rd Quarter	$22.26	$13.99
4th Quarter	$24.00	$14.50

Holders. As of March 15, 2005, we estimate that there were approximately 131 record holders of our common stock.

Dividends. We have not declared or paid any cash dividends on our capital stock, and do not anticipate paying any cash dividends in the foreseeable future. Our credit facility contains limitations and restrictions on the payment of dividends.

Consolidated Balance Sheets

DECEMBER 31, 2004 AND 2003 (In thousands, except share data)	2004	2003
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$278,034	$229,573
Accounts receivable, net of allowance of $1,447 and $1,106 at December 31, 2004 and 2003, respectively	139,039	101,284
Inventories	71,415	50,450
Prepaid expenses and other current assets	11,867	7,145
Deferred income taxes	67,222	85,144
Total current assets	567,577	473,596
PROPERTY AND EQUIPMENT, Net	28,875	20,246
GOODWILL	181,079	181,079
OTHER INTANGIBLES, Net	117,258	42,043
DEFERRED INCOME TAXES	—	31,045
NOTE RECEIVABLE, including accrued interest of $834 at December 31, 2004	45,047	—
OTHER ASSETS	7,655	5,871
TOTAL ASSETS	$947,491	$753,880
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Accounts payable	$ 83,259	$ 65,071
Accrued expenses	145,214	106,309
Accrued tax sharing payments to Endo Pharma LLC	42,939	—
Income taxes payable	1,836	14,294
Total current liabilities	273,248	185,674
DEFERRED INCOME TAXES	1,664	—
OTHER LIABILITIES	16,629	589
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $.01 par value; 40,000,000 shares authorized; none issued		
Common Stock, $.01 par value; 175,000,000 shares authorized; 131,856,014 and 131,769,766 shares issued and outstanding at December 31, 2004 and 2003, respectively	1,319	1,318
Additional paid-in capital	635,915	691,631
Retained earnings (deficit)	18,697	(124,612)
Accumulated other comprehensive income (loss)	19	(720)
Total stockholders' equity	655,950	567,617
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$947,491	$753,880

See notes to consolidated financial statements.

Consolidated Statements of Operations

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (In thousands, except per share data)	2004	2003	2002
NET SALES	$615,100	$595,608	$398,973
COST OF SALES	140,989	135,671	98,857
GROSS PROFIT	474,111	459,937	300,116
COSTS AND EXPENSES:			
Selling, general and administrative	180,200	155,827	110,907
Research and development	50,546	51,024	56,823
Depreciation and amortization	10,630	6,272	3,142
Loss on disposal of other intangible, including license termination fee of $3,000	3,800	—	—
Compensation related to stock options (primarily selling, general and administrative)	—	144,524	34,659
Purchased in-process research and development	—	(6,966)	20,300
Manufacturing transfer fee	—	—	9,000
OPERATING INCOME	228,935	109,256	65,285
INTEREST (INCOME) EXPENSE, Net of interest (expense) income of $(1,255), $660 and $1,155, respectively	(2,161)	258	4,391
INCOME BEFORE INCOME TAX	231,096	108,998	60,894
INCOME TAX	87,787	39,208	30,081
NET INCOME	$143,309	$ 69,790	$ 30,813
NET INCOME PER SHARE:			
Basic	$ 1.09	$ 0.54	$ 0.30
Diluted	$ 1.08	$ 0.53	$ 0.30
WEIGHTED AVERAGE SHARES:			
Basic	131,805	128,417	102,064
Diluted	132,718	132,439	102,126

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (In thousands, except share data)

	Number Of Shares	Common Stock at Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
BALANCE, JANUARY 1, 2002	102,063,950	$1,021	$519,316	$(225,215)	—	$295,122	—
Repurchase of Warrants	—	—	(6,730)	—	—	(6,730)	—
Exercise of options	500	—	4	—	—	4	—
Unrealized loss on securities, net of tax	—	—	—	—	$(1,176)	(1,176)	$ (1,176)
Compensation related to stock options	—	—	34,659	—	—	34,659	—
Net income	—	—	—	30,813	—	30,813	30,813
Comprehensive income	—	—	—	—	—	—	29,637
BALANCE, DECEMBER 31, 2002	102,064,450	1,021	547,249	(194,402)	(1,176)	352,692	—
Issuance of Common Stock from exercise of warrants	29,687,602	297	(296)	—	—	1	—
Compensation related to stock options			144,524			144,524	
Exercise of options	17,714	—	154	—	—	154	—
Unrealized gain on securities, net of tax	—	—	—	—	456	456	456
Net income				69,790	—	69,790	69,790
Comprehensive income	—	—	—	—	—	—	70,246
BALANCE, DECEMBER 31, 2003	131,769,766	1,318	691,631	(124,612)	(720)	567,617	—
Tax sharing distributions made to Endo Pharma LLC	—	—	(13,549)	—	—	(13,549)	—
Estimated tax sharing distributions due to Endo Pharma LLC	—	—	(42,939)	—	—	(42,939)	—
Exercise of options	86,248	1	772	—	—	773	—
Unrealized gain on securities, net of tax	—	—	—	—	739	739	739
Net income	—	—	—	143,309	—	143,309	143,309
Comprehensive income	—	—	—	—	—	—	$144,048
BALANCE, DECEMBER 31, 2004	131,856,014	$1,319	$635,915	$ 18,697	$ 19	$655,950	—

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002 (In thousands)	2004	2003	2002
OPERATING ACTIVITIES:			
Net income	$143,309	$ 69,790	$ 30,813
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,636	6,272	3,142
Purchased in-process research and development	—	(6,966)	20,300
Accretion of interest on note receivable	(413)	—	—
Accretion of promissory notes	—	—	4,627
Deferred income taxes	6,829	(64,244)	(9,924)
Tax benefits of stock options exercised	43,345	10,470	1,194
Amortization of deferred financing costs	390	398	390
Compensation related to stock options	—	144,524	34,659
Loss on disposal of other intangible	3,809	—	—
Loss on disposal of property and equipment	246	—	—
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	(37,755)	18,212	(34,167)
Inventories	(20,965)	(14,934)	(7,750)
Note receivable	(834)	—	—
Other assets	(5,200)	(3,133)	(24,668)
Accounts payable	18,198	14,628	44,738
Accrued expenses	22,958	39,565	41,451
Income taxes payable	(12,458)	3,677	4,833
Net cash provided by operating activities	172,072	218,259	109,638
INVESTING ACTIVITIES:			
Purchase of property and equipment	(9,645)	(12,159)	(3,084)
Proceeds from sale of property and equipment	294	—	—
Payment of license termination fee	(3,000)	—	—
Loan made to Vernalis	(50,000)	—	—
Purchase of DURECT common stock	—	—	(5,000)
License fees	(46,500)	(32,500)	—
Acquisition of BML Pharmaceuticals, net of cash acquired	—	—	(14,190)
Other investments	(500)	(500)	—
Net cash used in investing activities	(109,351)	(45,159)	(22,274)
FINANCING ACTIVITIES:			
Capital lease obligations repayments	(1,484)	(583)	(204)
Tax sharing payments to Endo Pharma LLC	(13,549)	—	—
Exercise of Endo Pharmaceuticals Holdings Inc. Stock Options and Warrants	773	154	4
Repurchase of Class A Transferable and Class B Non-Transferable Warrants	—	—	(6,730)
Repayments of long-term debt	—	—	(118,889)
Net cash used in financing activities	(14,260)	(429)	(125,819)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	48,461	172,671	(38,455)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	229,573	56,902	95,357
CASH AND CASH EQUIVALENTS, END OF PERIOD	$278,034	$ 229,573	$ 56,902
SUPPLEMENTAL INFORMATION:			
Interest paid	$ 415	$ 378	$ 384
Income taxes paid	$ 48,901	$ 84,751	$ 33,978
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Promissory notes issued under Manufacturing and Supply Agreement	—	—	$ 23,000
Purchase of property and equipment financed by capital leases	$ 5,071	$ 391	$ 1,312

See notes to consolidated financial statements.

1. Description of Business

Endo Pharmaceuticals Holdings Inc. (the "Company" or "we") is a specialty pharmaceutical company with market leadership in pain management. The Company, through its wholly owned subsidiary, Endo Pharmaceuticals Inc. ("Endo" or "EPI"), is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used to treat and manage pain, primarily in the United States. The Company was incorporated on November 18, 1997 under the laws of the state of Delaware. On November 19, 1999, the Company formed Endo Inc. as a wholly owned subsidiary of the Company to effect the acquisition of Algos Pharmaceutical Corporation ("Algos"). On December 31, 2001, Endo Inc. was merged with and into Endo. The stock of Endo is the only asset of the Company, and the Company has no other operations or business.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of Endo Pharmaceuticals Holdings Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Customer, Product and Supplier Concentration — We sell our products directly to a limited number of large pharmacy chains and through a limited number of wholesale drug distributors who, in turn, supply products to pharmacies, hospitals, governmental agencies and physicians. We are potentially subject to a concentration of credit risk with respect to our trade receivables. Three distributors and one pharmacy chain individually accounted for 29%, 18%, 18% and 9%, respectively, of our net sales in 2004. Three distributors and one pharmacy chain individually accounted for 26%, 26%, 19% and 11%, respectively, of our net sales in 2003. Three distributors and one pharmacy chain individually accounted for 24%, 24%, 23% and 11%, respectively, of our net sales in 2002. We perform ongoing credit evaluations of our customers and maintain sufficient allowances for estimated uncollectible accounts. Generally, we do not require collateral from our customers. Net sales of Lidoderm®, Endocet®, Percocet® and generic morphine sulfate accounted for: 50%, 19%, 14% and 10%; 30%, 11%, 36% and 16%; and 21%, 9%, 36% and 22% of our net sales for the years ended December 31, 2004, 2003 and 2002, respectively.

We have agreements with Novartis Consumer Health, Inc. and Teikoku Seiyaku Co., Ltd. for the manufacture and supply of a substantial portion of our existing pharmaceutical products (see Note 12). In the event of any interruption in the manufacture and supply of these products due to regulatory or other causes, there can be no assurance that we could make alternative arrangements on a timely basis, if at all. Such interruption could have a material adverse effect on our business, financial condition and results of operations.

Revenue Recognition — Our net sales consist of revenues from sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. We recognize revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, royalties and returns and losses are reasonably determinable, and when collectibility is reasonably assured.

Sales Deductions — When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. These provisions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be impacted.

The provision for chargebacks is one of the most significant and the most complex estimate used in the recognition of our revenue. We establish contract prices for indirect customers who are supplied by our wholesale customers. A chargeback represents the difference between our invoice price to the wholesaler and the indirect customer's contract price. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, estimated wholesaler inventory levels and estimated future trends. We also establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives and other allowances. Some customers receive rebates upon attaining established sales volumes. We estimate rebates, sales incentives and other allowances based upon the terms of the contracts with our customers, historical experience, estimated inventory levels of our customers and estimated future trends. We estimate an accrual for Medicaid rebates as a reduction of revenue at the time product sales are recorded. The Medicaid rebate reserve is estimated based upon the historical payment experience, historical relationship to revenues and estimated future trends. Medicaid pricing programs involve particularly difficult interpretations of statutes and regulatory guidance, which are complex and thus our estimates could differ from actual experience. Royalties represent amounts accrued pursuant to the license agreement with Hind Healthcare Inc. (Hind). Royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. Royalties are paid to Hind at a rate of 10% of net sales of Lidoderm®. Our return policy allows customers to receive credit for expired products within three months prior to expiration and within one year after expiration. We estimate the provision for product returns based upon the historical experience of returns for each product, historical relationship to revenues, estimated future trends, estimated customer inventory levels and other competitive factors. We continually monitor the factors that influence each type of sales deduction and make adjustments as necessary.

Research and Development — Expenditures for research and development are expensed as incurred. Property and equipment that are acquired or constructed for research and development activities and that have alternate future uses are capitalized and depreciated over their estimated useful lives on a straight-line basis.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, accounts receivable and our note receivable. We invest our excess cash in high-quality, liquid money market instruments maintained by financial institutions. We have not experienced any significant losses on our cash equivalents. We perform ongoing credit evaluations of our customers and generally do not require collateral. Approximately 71% and 81% of our accounts receivable balance represent amounts due from four customers at December 31, 2004 and 2003, respectively. Our note receivable is secured by future royalty and milestone payments (See Note 8).

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are a reasonable estimate of their fair values because of the current maturities of these instruments. The carrying amount of our note receivable approximates its fair value calculated by discounting expected future cash flows using current interest rates. Marketable securities, which are included in other assets, are comprised of our investment in shares of common stock of DURECT Corporation, are recorded at their fair value of approximately $5.0 million at December 31, 2004.

Inventories — Inventories consist of finished goods held for distribution, raw materials and work in process. Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results. Inventories also include costs associated with certain products prior to regulatory approval and/or resolution of patent infringement litigation based on management's judgment of probable future commercial use and net realizable value.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets, ranging from three to ten years, on a straight-line basis. Leasehold improvements and capital lease assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the terms of their respective leases.

License Rights — Licenses are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives ranging from eleven to twenty years. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease.

Patents — Patents acquired in the Algos merger are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Impairment of Long-Lived Assets — Long-lived assets, which includes property and equipment, license rights and patents, are assessed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the *Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows generated by that asset. In the event the carrying value of the asset exceeds the undiscounted future cash flows generated by that asset and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs. As a result of the significance of our long-lived assets, any recognized impairment loss could have a material adverse impact on our financial position and/or results of operations.

Goodwill — Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. Goodwill is assessed on an annual basis on January 1st of each year for impairment or more frequently if impairment indicators arise. SFAS No. 142, *Goodwill and Other Intangible Assets*, prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

Advertising Costs — Advertising costs are expensed as incurred and amounted to $30.2 million, $25.5 million and $14.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Income Taxes — The Company accounts for income taxes and the related accounts under the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverses.

Litigation — The Company is subject to litigation in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Accruals are recorded when the Company determines that a loss related to a litigation matter is both probable and reasonably estimable.

License and Collaboration Agreements — The Company enters into license and collaboration agreements with third parties whereby the Company purchases the rights to develop, market, sell and/or distribute the underlying pharmaceutical products. Pursuant to these agreements, we are generally required to make up-front payments, milestone payments contingent upon the achievement of certain pre-determined criteria, royalty payments based on specified sales levels of the underlying products and/or certain other payments. Up-front payments are either capitalized, as an intangible asset representing the fair value of the underlying rights based on management's judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors, or expensed as research and development. Milestone and royalty payments are expensed as incurred. Other payments, which are generally related to research and development activities, are expensed as incurred.

Stock-Based Compensation —The Company accounts for its stock-based employee compensation plan under the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.*

Pro-forma information regarding net income and earnings per share, as presented below, is required by SFAS No. 123, as amended by SFAS No.

148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. We estimated the fair value of our stock options, as of the respective date of grant, using a Black-Scholes option-pricing model. The following weighted average assumptions were used for such estimates: no dividend yield; expected volatility of 63% in 2004, 70% in 2003 and 60% in 2002; risk-free interest rate of 3.2%, 3.2% and 4.0% for 2004, 2003 and 2002, respectively; and a weighted average expected life of the options of 5 years. Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net income and net income per share would be as follows (in thousands, except per share data):

	Years Ended December 31,		
	2004	2003	2002
Net income, as reported	$143,309	$ 69,790	$ 30,813
Add: Stock-based employee compensation expense included in reported net income	—	144,524	34,659
Deduct: Tax effect of stock-based employee compensation expense	—	(55,536)	(13,274)
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(5,901)	(69,981)	(1,509)
Add: Tax effect of stock-based employee compensation expense under fair value based methods	2,244	26,891	578
Pro forma net income	$139,652	$115,688	$ 51,267
Basic earnings per share, as reported	$ 1.09	$ 0.54	$ 0.30
Basic earnings per share, pro forma	$ 1.06	$ 0.90	$ 0.50
Diluted earnings per share, as reported	$ 1.08	$ 0.53	$ 0.30
Diluted earnings per share, pro forma	$ 1.05	$ 0.87	$ 0.50
Weighted average shares outstanding			
Basic	131,805	128,417	102,064
Diluted	132,718	132,439	102,126

Use of Estimates — The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made and assumptions used are in the determination of sales deductions for estimated chargebacks, rebates, sales incentives and allowances, royalties and returns and losses; inventory reserves; deferred taxes; contingencies; the capitalization of and the selection of amortization periods for intangible assets with finite lives; and the assessment of the recoverability of goodwill and intangible assets.

Segment Information — We report segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* We have one reportable segment, pharmaceutical products.

Comprehensive Income — Comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders. Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Our other comprehensive income is comprised of unrealized holding gains and losses, net of income taxes, on the 1.5 million shares of publicly traded common stock of DURECT that we own.

Reclassifications — Certain prior period amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which supersedes SAB No. 101, *Revenue Recognition in Financial Statements.* SAB No. 104 clarifies existing guidance regarding revenue contracts that contain multiple deliverables to make it consistent with Emerging Issues Task Force (EITF) No. 00-21. The adoption of SAB No. 104 did not have a material impact on our results of operations or financial position.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R (FIN 46R), *Consolidation of Variable Interest Entities.* FIN 46R replaces the same titled FIN 46 that was issued in January 2003. FIN 46R identifies when entities must be consolidated with the financial statements of a company where the investors in an entity do not have the characteristics of a controlling financial interest or the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The adoption, on March 31, 2004, of FIN 46R did not have a material impact on our financial position, results of operations or liquidity.

In March 2004, the FASB issued EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. Although the Company will continue to evaluate the application of EITF 03-1, management does not currently believe adoption will have a material impact on its results of operations or financial position.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated, as current period costs regardless if they meet the criteria of "so abnormal." In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.* SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS 153 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123, *Share-Based Payments (revised 2004),* (SFAS No. 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of APB Board Opinion

No. 25, *Accounting for Stock Issued to Employees*, to stock compensation awards issued to employees. Rather the Statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123R will be effective for the Company's fiscal quarter beginning July 1, 2005. The Company is currently evaluating the impact of the adoption of this statement on its financial statements.

3. Acquisitions

BML Pharmaceuticals

On July 26, 2002, our wholly owned subsidiary, Endo, acquired BML Pharmaceuticals, Inc. ("BML"), a privately held company, for an up-front payment of $14 million. In addition, had BML's lead pipeline product, an oral rinse (0.1% triclosan) for oral mucositis, received FDA approval, Endo would have paid the former shareholders of BML a $32 million payment and an earn-out based on a percentage of net sales of certain products in BML's pipeline. BML operates as a wholly owned subsidiary of Endo Pharmaceuticals Inc. We accounted for the acquisition using the purchase method of accounting. In accordance with the purchase method of accounting, the purchase price was allocated to BML's assets and liabilities based on their respective fair values on the date of the acquisition.

The BML acquisition included an on-going project to research and develop an oral rinse product (0.1% triclosan) for oral mucositis. As a result, the allocation of the fair value of the assets acquired and liabilities assumed included an allocation to purchased in-process research and development ("IPRD") of $20.3 million which was expensed in the consolidated statement of operations on the acquisition date. The methodology we used on the acquisition date in determining the value of IPRD was to: 1) identify the various on-going projects that we have determined to prioritize and continue; 2) project net future cash flows of the identified projects based on then current demand and pricing assumptions, less the anticipated expenses to complete the development program, drug application, and launch of the products (significant net cash inflows from the oral rinse product (0.1% triclosan) for oral mucositis were projected in 2004; and 3) discount these cash flows based on a risk-adjusted discount rate of 20%. The discount rate was determined after considering various uncertainties at the time of the acquisition, including the relative risk of the investment and the time value of money. The assets acquired and liabilities assumed, results of operations and cash flows of BML have been included in our financial statements prospectively for reporting periods beginning July 26, 2002.

We allocated fair value to one project of BML Pharmaceuticals, an oral rinse (0.1% triclosan) for oral mucositis. The development program for a new pharmaceutical substance involves several different phases prior to drug application. Further, drug applications must be approved by the FDA prior to marketing a new drug. Despite our commitment to completion of this research and development project, many factors may arise that could cause the project to be withdrawn or delayed, including the inability to prove the safety and efficacy of the drug during the development process. Upon withdrawal of an application, it is unlikely that the development activities will have alternative use.

On October 24, 2003, we announced that our pivotal Phase III clinical trial of the oral rinse product did not meet its primary endpoint of preventing oral mucositis. During the fourth quarter of 2003, we made the decision to discontinue our development program for the oral rinse product for the treatment of oral mucositis. As a result, we extinguished the contingent liability related to the program resulting in a gain of $7.0 million in 2003.

4. License and Collaboration Agreements

Penwest Pharmaceuticals

In September 1997, we entered into a collaboration agreement with Penwest Pharmaceuticals to exclusively co-develop opioid analgesic products for pain management, using Penwest's patent-protected proprietary technology, for commercial sale worldwide. On April 2, 2002, we amended and restated this agreement to provide, among other things, that this collaboration would cover only that opioid analgesic product currently under development by the parties, namely, oxymorphone ER. We have historically shared on an equal basis the costs of products developed under this agreement and will, in the future, share costs and profits on an equal basis (subject to the recoupment discussed below). On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of oxymorphone ER on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we are now responsible for funding 100% of these remaining costs until oxymorphone ER is approved by the FDA, at which time we will recoup from the royalties due to Penwest the full amount of what Penwest should have contributed had it not exercised such right. On May 7, 2004, we announced that the FDA is requiring us to initiate a new clinical trial to provide additional safety and efficacy data of oxymorphone ER in support of our New Drug Application (NDA) for this developmental product. On July 7, 2004, we announced that we had reached agreement with the FDA as to the design of a new clinical trial to provide additional safety and efficacy data of oxymorphone ER in support of our NDA for this developmental product. On September 20, 2004, we announced that the FDA has asked us to clarify some aspects of the analysis of the study outcome prior to granting final approval of this protocol. This additional request did not affect the already agreed-upon design of the oxymorphone ER clinical trial, and we have now complied with this request. We had submitted the trial protocol to FDA under the Special Protocol Assessment (SPA) process and the protocol was approved by the FDA in November 2004. Under the terms of the SPA, we have initiated a 12-week, multicenter, double-blinded, placebo-controlled trial of oxymorphone ER. We have exclusive U.S. marketing rights with respect to oxymorphone ER, subject to the terms and conditions contained in this agreement.

Hind Healthcare Inc.

In November 1998, Endo entered into a license agreement (the "Hind License Agreement") with Hind Healthcare Inc. ("Hind") for the sole and exclusive right to develop, use, market, promote and sell Lidoderm® in the United States. Under the terms of the Hind License Agreement, Endo paid Hind approximately $10 million (the "Hind License Fee") based upon the achievement of certain milestones and capitalized this amount as an intangible asset representing the fair value of these exclusive rights. In addition, Endo pays Hind nonrefundable royalties based on net sales of the product. Royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. The royalty rate was 8% of net sales from March 19, 2001 through March 18, 2002 and is 10% of net sales from March 19, 2002 through the shorter of (1) the expiration of the last licensed patent or (2) November 20, 2011, including a minimum royalty of at least $500,000 per year. During 2004, 2003 and 2002, we accrued $34.5 million, $19.9 million and $9.1 million for these royalties to Hind, respectively, which were recorded as a reduction to net sales. In March 2002, we extended this license with Hind to cover Lidoderm® in Canada and Mexico.

Lavipharm Laboratories, Inc.

In November 1999, Endo entered into a collaboration agreement with Lavipharm Laboratories, Inc. pursuant to which Endo obtained exclusive worldwide rights to Lavipharm's existing drug delivery technology platforms. Under the terms of this collaboration agreement, Endo paid an upfront license fee of $1 million. In September 2001, we amended this agreement to limit its scope to one of Lavipharm's existing drug delivery technologies in combination with two specific active drug substances. In January 2004, we terminated this agreement and made a termination payment to Lavipharm of $3 million plus the potential for up to an additional $5 million in contingent termination payments upon the occurrence of future events. We wrote-off the unamortized portion of the upfront license fee and expensed the termination payment of $3 million during the year ended December 31, 2004.

DURECT Corporation

In November 2002, Endo entered into a license agreement ("DURECT CHRONOGESIC™ License Agreement") with DURECT Corporation ("DURECT") to develop and commercialize DURECT's CHRONOGESIC™ (sufentanil) Pain Therapy System for the U.S. and Canada. In January 2004 and November 2004, we amended the Agreement with DURECT essentially modifying Endo's funding obligations of the ongoing development costs of CHRONOGESIC™ to take into account the program delay. The clinical development program of CHRONOGESIC™ is on temporary hold pending DURECT's implementation of some necessary design and manufacturing enhancements to CHRONOGESIC™. DURECT has informed us that it anticipates that the implementation of these design and manufacturing enhancements will further delay the restart of the clinical development program. DURECT had initiated the process of clinical manufacturing of CHRONOGESIC™ following a series of promising results of in vitro studies and in vivo animal studies of the most recent CHRONOGESIC™ system design. However, they learned during 2004 from a further animal study that they have not yet solved the pre-mature shutdown problem (a stoppage in the delivery of drug before the intended full duration of delivery). DURECT continues to work to address this issue in order to bring this product to market. Once a specified clinical trial of CHRONOGESIC™ is started or beginning on January 1, 2006 (whichever is earlier), Endo will be obligated to fund 50% of the ongoing development costs of CHRONOGESIC™. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the DURECT CHRONOGESIC™ License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT CHRONOGESIC™ License Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT CHRONOGESIC™ License Agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, the DURECT CHRONOGESIC™ License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT $10.0 million. Finally, in connection with this agreement, on November 8, 2002, Endo purchased approximately $5.0 million of newly issued common shares of DURECT.

On March 14, 2005, we announced that we have signed an agreement that will give us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, employs DURECT's proprietary TRANSDUR™ drug-adhesive matrix formulation and is intended to provide relief of moderate-to-severe chronic pain for up to seven days. Effective immediately, we will assume all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, we will pay DURECT an upfront fee of $10 million, with additional payments of approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. In addition, the DURECT Sufentanil Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT Sufentanil Agreement will continue in effect until terminated. The DURECT Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

SkyePharma, Inc.

In December 2002, we entered into a Development and Marketing Strategic Alliance Agreement with SkyePharma, Inc. and SkyePharma Canada, Inc. relating to two of SkyePharma's patented development products, DepoDur™, previously referred to as DepoMorphine™, and Propofol IDD-D™ (collectively, the "Skye Products"). Under the terms of the Agreement, Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for the Skye Products, with options for certain other development products. In return, Endo made a $25 million upfront payment to SkyePharma, which we capitalized as an intangible asset representing the fair value of the exclusive license of these distribution and marketing rights. We are amortizing this intangible asset over its useful life of 17 years. In addition, SkyePharma may receive milestone payments in addition to the $25 million upfront payment of up to $95 million which include total milestones of $10 million for DepoDur™ through FDA approval. During 2003, we paid and expensed a $5 million milestone payment to SkyePharma upon the acceptance by the FDA of the NDA for DepoDur™. In 2004, we paid and expensed a $5 million milestone payment to SkyePharma upon approval of the NDA for DepoDur™. The milestone payments also include $50 million for Propofol IDD-D™, payable when the product successfully achieves certain regulatory milestones, including FDA approval. In 2004, we paid and expensed a $5 million milestone payment to SkyePharma upon the advancement of Propofol IDD-D™ into Phase III. The total further includes a $15 million milestone payable when net sales of DepoDur™ exceed $125 million in a calendar year, and a $20 million milestone payable when net sales of DepoDur™ exceed $175 million in a calendar year. SkyePharma will also receive a share of each product's sales revenue that will increase from 20% initially, to a maximum of 60%, of net sales as the Skye Products' combined net sales achieve certain thresholds. This agreement provides for the parties to work together to complete the necessary clinical, regulatory and manufacturing work for North American regulatory approval of the Skye Products. SkyePharma will be primarily responsible for clinical development up to final FDA approval, and for the manufacture of the Skye Products, including all associated costs. Upon approval, we will market each Skye Product in the U.S. and Canada, with SkyePharma as the supplier. We are responsible for funding and conducting any post-marketing studies and for all selling and marketing expenses. Under this agreement, we also obtained options on other SkyePharma development products, including DepoBupivicaine™, a long-acting, sustained release formulation of the local anesthetic bupivacaine.

We have the option to obtain commercialization rights for this product when SkyePharma successfully completes its Phase II trials, as well as any further SkyePharma products formulated using the DepoFoam™ technology successfully developed for the prophylaxis or treatment of pain. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require us to pay SkyePharma $5.0 million.

Noven Pharmaceuticals, Inc.

In February 2004, we entered into a License Agreement and a Supply Agreement with Noven Pharmaceuticals, Inc. under which Noven exclusively licensed to us the U.S. and Canadian rights to its developmental transdermal fentanyl patch, which is intended to be the generic equivalent of Johnson & Johnson's Duragesic® (fentanyl transdermal system). We made an upfront payment of $8.0 million, $1.5 million of which we expensed as research and development costs and $6.5 million of which we capitalized as an intangible asset representing the fair value of the exclusive license of these distribution and marketing rights. We are amortizing this intangible asset over its useful life of 11 years. Upon our first commercial sale of the fentanyl patch, Noven is entitled to receive an additional payment ranging from $5.0 million to $10.0 million, depending on the timing of launch and the number of generic competitors on the market. Noven will manufacture and supply the product at its cost, and the two companies will share profits. The License Agreement also establishes an ongoing collaboration between the two companies to identify and develop additional new transdermal therapies. As part of this effort, Noven will undertake feasibility studies to determine whether certain compounds identified by the parties can be delivered through Noven's transdermal patch technology. Endo is expected to fund and manage clinical development of those compounds proceeding into clinical trials. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts for a term of ten years from the first commercial sale of the developmental transdermal fentanyl patch product. With respect to termination rights, this agreement permits us to terminate our continued participation under a number of circumstances.

EpiCept Corp.

In December 2003, we entered into a license granting us exclusive, worldwide rights to certain patents of EpiCept Corp. as well as exclusive, worldwide commercialization rights to EpiCept's LidoPAIN® BP product. The license agreement provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. Under this agreement, we made an upfront payment to EpiCept of $7.5 million which we capitalized as an intangible asset representing the fair value of the exclusive right and the patents. We are amortizing this intangible asset over its useful life of 13 years. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents expire.

Vernalis Development Limited

In July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to exclusively license to us rights to market Frova® (frovatriptan) in North America. Launched in the U.S. in June 2002, Frova® is indicated for the acute treatment of migraine headaches in adults. Under the terms of the license agreement, we paid Vernalis an upfront fee of $30 million and we will make anniversary payments for the first two years at $15 million each year, and a $40 million milestone payment upon U.S. Food and Drug Administration, FDA, approval for the menstrually related migraine indication ("MRM"). We have capitalized the $30 million up-front payment, the present value of the two $15 million anniversary payments and the difference of $6.2 million between the face amount of the note and its present value at inception (See Note 8) as an intangible asset representing the fair value of the exclusive license to market Frova®. We are amortizing this intangible asset over its estimated useful life of 15 years. In addition, Vernalis will receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. We will also pay royalties to Vernalis based on the net sales of Frova®. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement is for the shorter of the time (i) that there are valid claims on the Vernalis patents covering Frova® or there is market exclusivity granted by a regulatory authority, whichever is longer, or (ii) until the date on which a generic version of Frova® is first offered, but in no event longer than 20 years. We can terminate the license agreement under certain circumstances, including upon one years' written notice.

Orexo AB

In August 2004, we entered into an agreement granting us the exclusive rights to develop and market Orexo AB's (a privately held Swedish company) patented sublingual muco-adhesive fentanyl product (Rapinyl™) in North America. Rapinyl™ is a sub-lingual, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough cancer pain. Rapinyl™ is based on Orexo's unique patented technology for sublingual administration. The agreement provided for us to make an up-front license fee payment of $10 million, which we capitalized as an intangible asset representing the fair value of the exclusive right to market the product and are amortizing over its estimated useful life of 20 years, in addition to other license fees and payments based on development and regulatory milestones, which may total up to $22.1 million through FDA approval of Rapinyl™'s New Drug Application. The agreement also provides for royalties upon commercial sales and may include sales milestones if defined sales thresholds are achieved. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the expiration of any market exclusivity right. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $1.5 million.

ProEthic Pharmaceuticals, Inc.

On March 14, 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. Currently in Phase II clinical trials in the U.S., the ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Two Phase III placebo-controlled studies in soft-tissue injury and ankle sprains have been completed in Europe by ProEthic's European partner APR Applied Pharma Research AG, with statistically significant results. Under the terms of the agreement, we will make a $10.0 million upfront payment and payments of approximately $14.0 million for the achievement of certain regulatory milestones. We will also pay royalties on net sales of the ketoprofen patch. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the tenth (10th) anniversary of the date of the first commercial sale of the product. We can terminate the agreement at any time upon no more than ninety (90) days' written notice.

Other

We have licensed from universities and other companies rights to certain technologies or intellectual property generally in the field of pain management. We are generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. In addition, these agreements generally require us to pay royalties on sales of the products arising from these agreements. These agreements generally permit Endo to terminate the agreement with no significant continuing obligation.

5. Inventories

Inventories are comprised of the following at December 31, 2004 and 2003, respectively (in thousands):

	2004	2003
Raw Materials	$ 14,936	$ 12,615
Work-in-Process	16,294	18,195
Finished Goods	40,185	19,640
Total	$ 71,415	$ 50,450

6. Property and Equipment

Property and equipment is comprised of the following at December 31, 2004 and 2003, respectively (in thousands):

	2004	2003
Machinery and equipment	$ 5,322	$ 5,582
Leasehold improvements	10,285	1,998
Computer equipment and software	9,905	10,289
Assets under capital leases	6,648	2,048
Furniture and fixtures	3,777	2,925
Construction in progress	7,029	8,511
	42,966	31,353
Less accumulated depreciation	(14,091)	(11,107)
Total	$ 28,875	$ 20,246

Depreciation expense was $5.5 million, $4.1 million and $2.4 million for the years ending December 31, 2004, 2003 and 2002, respectively.

7. Goodwill and Other Intangibles

Goodwill and other intangible assets consist of the following at December 31, 2004 and 2003, respectively (in thousands):

	December 31	
	2004	2003
Goodwill	$181,079	$181,079
Amortizable Intangibles:		
Licenses	$123,600	$ 43,500
Patents	3,200	3,200
	126,800	46,700
Less accumulated amortization	(9,542)	(4,657)
Other Intangibles, net	$117,258	$ 42,043

Goodwill and other intangibles represent a significant portion of our assets and stockholders' equity. As of December 31, 2004, goodwill and other intangibles comprised approximately 31% of our total assets and 45% of our stockholders' equity. SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

We have one reportable segment, pharmaceutical products. Goodwill arose as a result of the August 26, 1997 acquisition of certain branded and generic pharmaceutical products, related rights and certain assets of the then DuPont Merck Pharmaceutical Company (n/k/a Bristol-Myers Squibb Pharma Company) and the July 17, 2000 acquisition of Algos. Although goodwill arose in two separate transactions, the components of our operating segment have been integrated and are managed as one reporting unit. Our components extensively share assets and other resources with the other components of our business and have similar economic characteristics. In addition, our components do not maintain discrete financial information. Accordingly, the components of our business have been aggregated into one reporting unit and are evaluated as such for goodwill impairment. Goodwill is evaluated for impairment on an annual basis on January 1st of each year unless events or circumstances indicate that an impairment may have occurred between annual dates. On January 1, 2005, 2004 and 2003, our goodwill was evaluated for impairment and, based on the fair value of our reporting unit, no impairment was identified.

The cost of license fees is capitalized and is being amortized using the straight-line method over the licenses' estimated useful lives ranging from eleven to twenty years. The cost of acquired patents is capitalized and is being amortized using the straight-line method over their estimated useful lives of seventeen years.

Amortization expense was $5.1 million, $2.2 million and $0.7 million for the years ending December 31, 2004, 2003 and 2002, respectively. Estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2004 is as follows (in thousands):

2005	2006	2007	2008	2009
$ 8,159	$ 8,159	$ 8,159	$ 8,159	$ 8,159

8. Note Receivable

As discussed further in Note 4, in July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to exclusively license to us rights to market Frova® (frovatriptan) in North America. Under the loan agreement, we provided Vernalis with a loan of $50 million in August 2004. The loan was primarily used to make a payment in full and final settlement of the amounts due to Elan Corporation from Vernalis in connection with Vernalis' reacquisition of the North American rights to Frova®. The loan is secured against the revenues receivable by Vernalis under the license agreement. At our election, we are able to offset $20 million of the $40 million MRM approval milestone and 50% of all royalties to be paid under the license agreement to Vernalis to repay the loan. To the extent not previously repaid, the loan is due in full after five years. Interest is at the rate of 5% per annum payable semi-annually. However, Vernalis has the option to defer payment of interest and increase the loan outstanding each time an interest payment becomes due. In January 2005, Vernalis elected to defer payment of the first semi-annual interest payment otherwise due January 31, 2005.

Endo has estimated that an approximate fair market rate of interest for this type of secured loan would be 8% per annum and therefore has recorded the note receivable at its present value at inception of $43.8 million. The note receivable will be accreted up to its face amount at maturity using the effective interest method and thus the effective interest rate over the five year term will be 8% per annum. The difference of $6.2 million between the face amount of the note and its present value at inception has been treated as additional consideration paid to acquire the license rights and has been included in Other Intangibles. Interest income recognized on this note receivable was $1.2 million for the year ended December 31, 2004.

9. Accrued Expenses

Accrued expenses are comprised of the following at December 31, 2004 and 2003, respectively (in thousands):

	2004	2003
Chargebacks	$ 40,290	$ 28,304
Returns	21,649	17,167
Rebates	50,773	42,182
Other sales deductions	4,450	1,786
License fees	14,667	—
Other	13,385	16,870
Total	$145,214	$106,309

10. Long-Term Debt

Amended and Restated Credit Facility

In December 2001, we amended and restated our senior secured credit facility with a number of lenders. This amended and restated credit facility provides us with a line of credit of $75.0 million. The line of credit matures on December 21, 2006. Any loans outstanding under the amended and restated credit facility are secured by a first priority security interest in substantially all of our assets. On April 30, 2004, we amended our credit facility to allow us to file a shelf registration statement on Form S-3, which we initially filed on April 30, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders to be named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. On July 13, 2004, we amended our credit facility to allow us to enter in the transaction with Vernalis. As of December 31, 2004, we have not borrowed under the credit facility.

Borrowings under the Amended and Restated Credit Agreement bear interest, which is payable at least quarterly, at a rate equal to the bank's floating alternate base rate plus a premium ranging from .75% to 1.25%, or at a rate equal to LIBOR plus a premium ranging from 1.75% to 2.25%, depending on the type of borrowing and our performance against certain criteria.

Additionally, fees are charged on the average daily unused amount of the Amended and Restated Credit Agreement at a rate ranging from .375% to .50% depending on our performance against certain criteria. This commitment fee is payable quarterly.

The Amended and Restated Credit Agreement contains limitations and restrictions concerning, among other things, additional indebtedness, acquisition or disposition of assets, dividend payments and transactions with affiliates. In addition, the Amended and Restated Credit Agreement requires us to maintain certain ratios (as defined therein).

Promissory Notes Payable to Bristol-Myers Squibb

We financed a portion of the purchase price of the 1997 acquisition of the business through the issuance of a promissory note to Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals). The note had a face value of $3.9 million and was payable on August 26, 2002. This promissory note bore no interest and therefore was discounted in the accompanying financial statements using a rate of 9.75%, which approximated our borrowing rate for similar instruments at the time of borrowing. This promissory note was repaid on August 26, 2002.

On August 26, 2002, 2001, 2000, 1999 and 1998, Endo issued promissory notes to Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals) in consideration for manufacturing and supply services provided under the Manufacturing and Supply Agreement (see Note 12). These notes each had a face value of $23 million and were payable on August 26, 2002. The promissory notes bore no interest and therefore had been discounted in the accompanying financial statements using 0%, 7.7%, 7.7%, 7.0% and 7.0%, respectively, which approximates our borrowing rate for similar instruments at the time of each borrowing. These promissory notes were repaid on August 26, 2002.

11. Income Taxes

Income tax consists of the following for 2004, 2003, and 2002 (in thousands):

	2004	2003	2002
Current:			
Federal	$ 32,189	$ 80,119	$32,940
State	5,404	12,863	5,871
	37,593	92,982	38,811
Deferred:			
Federal	43,912	(50,828)	(7,910)
State	6,300	(8,442)	(820)
	50,212	(59,270)	(8,730)
Valuation allowance	(18)	5,496	—
Total income tax	$ 87,787	$ 39,208	$30,081

A reconciliation of income tax at the federal statutory income tax rate to the total income tax provision for 2004, 2003, and 2002 is as follows (in thousands):

	2004	2003	2002
Federal income tax at the statutory rate	$80,884	$38,150	$21,313
State income tax net of federal benefit	7,511	3,261	1,975
Research and development credit utilized	(588)	(1,400)	(1,000)
Effect of permanent items:			
Purchased in-process research and development	—	(2,438)	7,765
Other	(20)	1,635	28
Total income tax	$87,787	$39,208	$30,081

The tax effects of temporary differences that comprise the current and non-current deferred income tax amounts shown on the balance sheets at December 31 are as follows (in thousands):

	2004	2003
Deferred tax assets:		
Accrued expenses	$ 47,481	$ 42,563
Compensation related to stock options	39,832	84,058
Purchased in-process research and development	8,895	10,068
Net operating loss carryforward	—	494
Capital loss carryforward	5,478	5,496
Other	1,029	2,849
Total gross deferred income tax assets	102,715	145,528
Deferred tax liabilities:		
Depreciation and amortization	(30,743)	(23,843)
Other	(936)	—
Total gross deferred income tax liabilities	(31,679)	(23,843)
Valuation allowance	(5,478)	(5,496)
Net deferred income tax asset	$ 65,558	$116,189

The estimated fair value of the BML purchased in-process research development of $20.3 million was not a tax deductible item and, therefore, increased our effective income tax rate in 2002 and the reversal of $7.0 million in 2003 decreased our effective income tax rate in 2003. The Company recorded a valuation allowance in 2003 due to the uncertainty of its ability to utilize the capital losses that arose with the write off of the BML investment. At December 31, 2004, the Company had $14.3 million in capital loss carryforwards, for tax purposes, which expire in 2009.

12. Commitments and Contingencies

Manufacturing, Supply and Other Service Agreements We contract with various third party manufacturers and suppliers to provide us with our raw materials used in our products and finished goods. Our most significant agreements are with Novartis Consumer Health and Teikoku Seiyaku Pharmaceuticals. If for any reason we are unable to obtain sufficient quantities of any of the finished goods or raw materials or components required for our products, this may have a material adverse effect on our business, financial condition and results of operations.

Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals)

On August 26, 1997, we entered into an agreement with Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals) to manufacture and supply products (the "Manufacture and Supply Agreement") and provide research and development facilities (the "R&D Lease"). The Manufacture and Supply Agreement had an original term of five years through August 26, 2002, with options to renew for up to five additional years in the aggregate. When in effect, the Manufacture and Supply Agreement covered substantially all of our then existing and new pharmaceutical products. On August 27, 2002, we amended our manufacturing and supply agreement with the Bristol-Myers Squibb Pharma Company. In consideration for Bristol-Myers allowing Endo to transfer up to 100% of any Endo product out of any Bristol-Myers' facility at any time, and for its assistance in the transfer, Endo made a one-time payment to Bristol-Myers of $9.0 million on August 27, 2002. This transfer fee was expensed during 2002. The amended agreement had a term of one year, ending on August 26, 2003. The R&D Lease had an initial term of five years, with options to renew for up to five additional years in the aggregate provided that the Manufacture and Supply Agreement had been renewed. The R&D Lease expired during 2004.

Novartis Consumer Health, Inc.

On May 3, 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc. whereby Novartis has agreed to manufacture certain of our commercial products and products in development. We are required to purchase, on an annual basis, a minimum amount of product from Novartis. The purchase price per product is equal to a predetermined amount per unit, subject to periodic adjustments. As of December 31, 2004, we are required to purchase a minimum of $4.7 million and $4.3 million of product from Novartis in 2005 and 2006, respectively. However, actual amounts purchased could be significantly higher based on the actual mix of products purchased. This agreement has a five-year term, with automatic five-year renewals thereafter. Either party may terminate this agreement on three-years' notice, effective at any time after the initial five-year term. In addition, we may terminate this agreement effective prior to the fifth anniversary of the agreement upon three-years' notice and the payment of certain early termination fees. Either party may also terminate this agreement on account of a material breach by the other.

Teikoku Seiyaku Co., Ltd.

Under the terms of this agreement, Teikoku, a Japanese manufacturer, manufactures Lidoderm® at its Japanese facility for commercial sale by us in the United States. We also have an option to extend the supply area to other territories within a defined period of time. We are required to purchase, on an annual basis, a minimum amount of product from Teikoku. The purchase price for the product is equal to a predetermined amount per unit of product. As of December 31, 2004, we are required to purchase a minimum of $33.6 million of product from Teikoku in 2005. The term of this agreement is from November 23, 1998 until the shorter of (1) the expiration of the last to expire patent that is licensed to us from Hind Healthcare Inc. or (2) November 20, 2011. This agreement may be terminated for material breach by either party and by us if the Hind Healthcare license agreement is terminated.

Mallinckrodt Inc.

Under the terms of this agreement, Mallinckrodt manufactures and supplies to us narcotic active drug substances, in bulk form, and raw materials for inclusion in our controlled substance pharmaceutical products. We are required to purchase a fixed percentage of our annual requirements of each narcotic active drug substance from Mallinckrodt. The purchase price for these substances is equal to a fixed amount, adjusted on an annual basis. The initial term of this agreement is July 1, 1998 until June 30, 2013, with an automatic renewal provision for unlimited successive one-year periods. Either party may terminate this agreement for a material breach.

In addition, under a separate agreement, Mallinckrodt exclusively manufactures and supplies to us a narcotic active drug substance that is not covered under the previously discussed Mallinckrodt agreement. We are required to purchase a fixed percentage of our annual requirements of this narcotic active drug substance from Mallinckrodt. The purchase price of the substance is a fixed amount that may be adjusted annually in the event of Mallinckrodt product cost increases. The current term of this agreement is April 1, 1998 until June 30, 2004, as extended pursuant to an amendment, dated as of May 8, 2000, with an automatic renewal provision for unlimited successive one-year periods, unless terminated by either party. The current renewal term expires on June 30, 2005. This agreement may also be terminated for material breach by either party.

General

In addition to the manufacturing and supply agreements described above, we have agreements with (1) UPS Supply Chain Solutions, Inc. (f/d/b/a Livingston Healthcare Services, Inc.) for customer service support, warehouse and distribution services and certain financial functions that expires in 2010 and (2) Kunitz and Associates Inc. for medical affairs. We also have agreements and arrangements with various contract research organizations for our pre-clinical and clinical studies. These other agreements continue through 2005, and contain options to renew. Although we have no reason to believe that these agreements will not be honored, failure by any of these third parties to honor their contractual obligations may have a materially adverse effect on our business, financial condition and/or results of operations.

License Agreements, Milestones and Royalties

Penwest Pharmaceuticals

Under the terms of the amended and restated strategic alliance agreement with Penwest Pharmaceuticals Co. (Penwest), Penwest is entitled to receive royalties equal to a percentage beginning at 50%, which could decline to 40% based upon the achievement of certain criteria, of the net realization (as defined in the agreement) of oxymorphone ER. On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of this product on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we are now be responsible for funding 100% of these remaining costs until oxymorphone ER is approved by the FDA, at which time we will recoup from the royalties due to Penwest the full amount of what Penwest should have contributed had it not exercised such right.

DURECT Corporation

Once a specified clinical trial of CHRONOGESIC™ is started or beginning on January 1, 2006 (whichever is earlier), unless the agreement is earlier terminated, Endo will be obligated to fund 50% of the ongoing development costs of CHRONOGESIC™. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT $10.0 million.

On March 14, 2005, we announced that we have signed an agreement that will give us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, employs DURECT's proprietary TRANSDUR™ drug-adhesive matrix formulation and is intended to provide relief of moderate-to-severe chronic pain for up to seven days. Effective immediately, we will assume all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, we will pay DURECT an upfront fee of $10 million, with additional payments of approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. In addition, the DURECT Sufentanil Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT Sufentanil Agreement will continue in effect until terminated. The DURECT Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

SkyePharma, Inc.

In addition to a share of each product's sales revenue that may increase from 20% initially, to a maximum of 60%, of net sales as the products' combined sales achieve certain thresholds, future milestone payments may be due SkyePharma under the terms of the development and commercialization agreement as follows (in thousands):

Milestone Event	Milestone Payment
The first time net sales of DepoDur™ in a calendar year exceed $125,000	$15,000
The first time net sales of DepoDur™ in a calendar year exceed $175,000	20,000
Total contingent sales milestones for DepoDur™	$35,000
FDA acceptance of the NDA for Propofol IDD-D™ in the United States	5,000
FDA final approval of the NDA for Propofol IDD-D™ in the United States	40,000
Total contingent regulatory milestones for Propofol IDD-D™	$45,000

In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require us to pay SkyePharma $5.0 million.

Noven Pharmaceuticals, Inc.

Under the terms of the license agreement with Noven, upon our first commercial sale of the fentanyl patch, Noven is entitled to receive an additional payment ranging from $5.0 million to $10.0 million, depending on the timing of launch and the number of generic competitors on the market. The profit on the product will be shared. This license agreement also establishes an ongoing collaboration between the two companies to identify and develop additional new transdermal therapies. As part of this effort, Noven will undertake feasibility studies to determine whether certain compounds identified by the parties can be delivered through Noven's transdermal patch technology. Endo is expected to fund and manage clinical development of those compounds proceeding into clinical trials. Additionally, we are bearing a portion of the risk of loss related to inventory costs associated with the fentanyl patch that have been incurred by us and by Noven. If final regulatory approval of the product is denied or delayed, our risk of loss is approximately $3.4 million. No amounts have been expensed as of December 31, 2004 related to our risk of loss based upon our judgment of probable future commercial use.

EpiCept Corp.

The license agreement provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Under this agreement, Endo also received an exclusive, worldwide license to certain patents of EpiCept Corp. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million.

Vernalis Development Limited

Under the terms of the license agreement, we will make anniversary payments for the first two years of $15 million in 2005 and 2006, and a $40 million milestone payment upon FDA approval for the menstrually related migraine indication. In addition, Vernalis will receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. We will also pay royalties to Vernalis based on the net sales of Frova®.

Orexo AB

The agreement provides for us to make additional license fees and payments based on development and regulatory milestones, which may total up to $22.1 million through FDA approval of Rapinyl™'s New Drug Application. The agreement also provides for royalties upon commercial sales and may include sales milestones, up to $39.2 million, if defined sales thresholds are achieved. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the expiration of any market exclusivity right. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $1.5 million.

ProEthic Pharmaceuticals, Inc.

On March 14, 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. Currently in Phase II clinical trials in the U.S., the ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Two Phase III placebo-controlled studies in soft-tissue injury and ankle sprains have been completed in Europe by ProEthic's European partner APR Applied Pharma Research AG, with statistically significant results. Under the terms of the agreement, we will make a $10.0 million upfront payment and payments of approximately $14.0 million for the achievement of certain regulatory milestones. We will also pay royalties on net sales of the ketoprofen patch. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the tenth (10th) anniversary of the date of the first commercial sale of the product. We can terminate the agreement at any time upon no more than ninety (90) days' written notice.

Life Sciences Opportunities Fund (Institutional) II, L.P.

On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. As part of this investment, we are able to capitalize on the knowledge of LOF Partners, LLC, the general partner, and its access to, life sciences entities with promising pharmaceutical assets, technologies and management talent and on the general partner's wide range of industry contacts and resources. As of December 31, 2004, we have invested $1 million in this partnership and are accounting for this investment utilizing the equity method.

Employment Agreements

We have entered into employment agreements with certain members of management.

Research Contracts

We routinely contract with universities, medical centers, contract research organizations and other institutions for the conduct of research and clinical studies on our behalf. These agreements are generally for the duration of the contracted study and contain provisions that allow us to terminate prior to completion.

Collaboration Agreements

We have also entered into certain collaboration agreements with third parties for the development of pain management products. Potential milestone payments pursuant to these contracts could total up to $61 million. These agreements require us to share in the development costs of such products and grant marketing rights to us for such products. If our third party partners are unable or unwilling to fund their portion of the collaboration project with us, this may adversely affect our results of operations and cash flows in the foreseeable future.

Legal Proceedings

While we cannot predict the outcome of the following legal proceedings, we believe that the claims against us are without merit, and we intend to vigorously defend our position. An adverse outcome in any of these proceedings could have a material adverse effect on our current and future financial position and results of operations. No amounts have been accrued with respect to any of these unsettled legal proceedings at December 31, 2004.

Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 00 Civ. 8029 (SHS) (S.D.N.Y.); Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 01 Civ. 2109 (SHS) (S.D.N.Y.); Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 01 Civ. 8177 (SHS) (S.D.N.Y.)

On October 20, 2000, The Purdue Frederick Company and related companies (Purdue Frederick) filed suit against us and our subsidiary, Endo Pharmaceuticals Inc. (EPI), in the U.S. District Court for the Southern

District of New York alleging that EPI's bioequivalent version of Purdue Frederick's OxyContin® (oxycodone hydrochloride extended-release tablets), 40mg strength, infringes three of its patents. This suit arose after EPI provided the plaintiffs with notice that its ANDA submission for a bioequivalent version of Purdue Frederick's OxyContin®, 40mg strength, challenged the listed patents for OxyContin® 40mg tablets. On March 13, 2001, Purdue Frederick filed a second suit against us and EPI in the U.S. District Court for the Southern District of New York alleging that EPI's bioequivalent versions of Purdue Frederick's OxyContin®, 10mg and 20mg strengths, infringe the same three patents. This suit arose from EPI having amended its earlier ANDA on February 9, 2001 to add bioequivalent versions of the 10mg and 20mg strengths of OxyContin®. On August 30, 2001, Purdue Frederick filed a third suit against us and EPI in the U.S. District Court for the Southern District of New York alleging that EPI's bioequivalent version of Purdue Frederick's OxyContin®, 80mg strength, infringes the same three patents. This suit arose from EPI having amended its earlier ANDA on July 30, 2001 to add the bioequivalent version of the 80mg strength of OxyContin®.

For each of the 10mg, 20mg, 40mg and 80mg strengths of this product, EPI made the required Paragraph IV certification against the patents listed in the FDA's Orange Book as covering these strengths of OxyContin®. EPI pleaded counterclaims that the patents asserted by Purdue Frederick are invalid, unenforceable and/or not infringed by EPI's formulation of oxycodone hydrochloride extended-release tablets, 10mg, 20mg, 40mg and 80mg strengths. EPI also counterclaimed for antitrust damages based on allegations that Purdue Frederick obtained the patents through fraud on the United States Patent and Trademark Office and is asserting them while aware of their invalidity and unenforceability.

The trial of the patent claims in all three of the suits against us and EPI concluded on June 23, 2003. On January 5, 2004, the district court issued an opinion and order holding that, while Endo infringes the three Purdue patents, the patents are unenforceable due to inequitable conduct. The district court, therefore, dismissed the patent claims against us and EPI, declared the patents invalid, and enjoined Purdue from further enforcement of the patents. Purdue filed an appeal, as well as motions to expedite the appeal and to stay the injunction against enforcement of the patents until the appeal is resolved. Both motions were denied on March 18, 2004. In turn, we have cross-appealed the district court's infringement ruling. Briefing on the appeal and cross-appeal concluded in July 2004. By an earlier order, the judge bifurcated the antitrust counterclaims for a separate and subsequent trial. On November 3, 2004, the oral arguments relating to the appeal of this case were heard by the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., at which hearing both sides presented their arguments before a three-judge panel. We are awaiting the outcome of this appeal.

At this time we have decided to launch our bioequivalent versions of OxyContin® after appellate review of the district court's decision. We will continue to monitor the situation and may in the future decide to launch our bioequivalent versions of OxyContin® in advance of the appellate decision. If we do launch our bioequivalent versions of OxyContin® in advance of the appellate decision and the district court's ruling is overturned, we may be liable for lost profits and damages to Purdue and costs associated with the launching of our products. Our payment of those amounts may materially adversely affect our business, financial condition and cash flows. Whether or not we have launched our bioequivalent versions of OxyContin®, if we receive an unfavorable ruling from the appeals court, we may be unable to sell our generic OxyContin®.

Litigation similar to that described above may also result from products we currently have in development, as well as those that we may develop in the future. We, however, cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against us.

Linda Serafin, et al. v. Purdue Pharma L.P., et al., No. 103031/04 (Supreme Court of the State of New York, County of New York)

On February 27, 2004, EPI was named, along with three other pharmaceutical companies, a hospital, and a doctor, as a defendant in a lawsuit filed by Linda Serafin and Michael Serafin in the Supreme Court of the State of New York, County of New York. According to the complaint, each of the pharmaceutical companies manufactured or distributed the drugs oxycodone and OxyContin®. The complaint alleges that EPI and another defendant manufactured oxycodone, OxyContin® and/or Percocet®. The complaint alleges that the defendants failed to adequately warn about the dangers involved with these drugs and that as a result of this failure to warn, plaintiffs sustained injury. EPI intends to defend itself vigorously in this case.

Litigation similar to that described above may also be brought by other plaintiffs in other jurisdictions. However, we cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against us.

Pricing Litigation

The City of New York v. Abbott Laboratories, Inc., et al., MDL 1456, Civ. Action No. 1:01-CV-12257 (D. Mass)

On August 4, 2004, EPI was named, along with 65 other pharmaceutical companies, as a defendant in a lawsuit filed by the City of New York in the U.S. District Court for the Southern District of New York, alleging that these pharmaceutical companies violated federal and state law with respect to Medicaid reimbursements, among other things. On October 13, 2004, this case was transferred to the United States District Court for the District of Massachusetts by order of the United States Judicial Panel on Multidistrict Litigation. EPI intends to defend itself vigorously in this case.

County of Rockland v. Abbott Laboratories, Inc., et al., MDL 1456, Civ. Action No. 1:01-CV-12257 (D. Mass); County of Westchester v. Abbott Laboratories, Inc., et al., MDL 1456, Civ. Action No. 1:01-CV-12257 (D. Mass).

On January 26, 2005, the County of Rockland and the County of Westchester filed complaints against EPI and 71 other companies in the Multidistrict Litigation in the United States District Court for the District of Massachusetts, alleging violations almost identical to those alleged by the City of New York and naming virtually the same defendants as those named in the action brought by the City of New York.

County of Onondaga v. Abbott Laboratories, Inc., et al., Civ. Action No. 5: 05-CV-00088 (N.D.N.Y.).

On January 26, 2005, the County of Onondaga filed a lawsuit against EPI and 71 other companies in the United States District Court for the Northern District of New York, alleging violations almost identical to those alleged by the City of New York and naming virtually the same defendants as those named in the action brought by the City of New York.

State of Alabama v. Abbott Laboratories, Inc., et al., Civ. Action No. CV-2005-219 (Cir. Ct. Montgomery Cty. Ala.).

On January 26, 2005, the State of Alabama filed a complaint in the Circuit Court of Montgomery County, Alabama against EPI and 78 other pharmaceutical companies alleging violations of Alabama common law for conduct similar to that alleged in the cases named above.

County of Erie v. Abbott Laboratories, Inc., Index No. 2005-2439 (N.Y. Sup.Ct.)

On March 8, 2005, the County of Erie filed a complaint in the New York Supreme Court of Erie County against EPI and 77 other pharmaceutical companies alleging violations of New York law for conduct similar to that alleged in the cases named above.

The Company intends to contest all of these cases vigorously. Litigation similar to that described above may also be brought by other plaintiffs in various jurisdictions. However, we cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against the Company.

Other Legal Proceedings

In addition to the above proceedings, we are involved in, or have been involved in, arbitrations or various other legal proceedings that arise from the normal course of our business. We cannot predict the timing or outcome of these claims and other proceedings. Currently, we are not involved in any arbitration and/or other legal proceeding that we expect to have a material effect on our business, financial condition, results of operations or cash flows.

Leases

We lease office and laboratory facilities under certain noncancelable operating leases that expire through January 2015. These leases are renewable at our option. Our capital leases primarily consist of leased automobiles. A summary of minimum future rental payments required under capital and operating leases as of December 31, 2004 is as follows (in thousands):

	Capital Leases	Operating Leases
2005	1,872	2,773
2006	1,178	2,874
2007	269	2,727
2008	13	2,733
2009	7	2,740
Thereafter	—	11,031
Total minimum lease payments	$3,339	$24,878
Less: Amount representing interest	131	—
Total present value of minimum payments	$3,208	—
Less: Current portion of such obligations	1,780	—
Long-term capital lease obligations	$1,428	—

Rent expense incurred under operating leases was $2.5 million, $2.0 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

13. Savings and Investment Plan

On September 1, 1997, we established a defined contribution Savings and Investment Plan covering all employees. Employee contributions are made on a pre-tax basis under section 401(k) of the Internal Revenue Code (the "Code"). We match up to six percent of the participants' contributions subject to limitations under section 401(k) of the Code. Participants are fully vested with respect to their own contributions. Participants are fully vested with respect to our contributions after three years of continuous service. Contributions by us amounted to $2.2 million, $1.4 million, and $1.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

14. Stockholders' Equity

Common Stock

Payment of dividends is restricted under terms of the Amended and Restated Credit Agreement.

Preferred Stock

The Board of Directors may, without further action by the stockholders, issue a series of Preferred Stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series. As of December 31, 2004, no shares of Preferred Stock have been issued.

Class A Transferable Warrants and Class B Non-Transferable Warrants

The Class A Transferable Warrants and Class B Non-Transferable Warrants were exercisable at an exercise price of $.01 per share into a specified number of shares of Company common stock depending on the timing of the FDA's approval of MorphiDex® for one or more pain indications. Because MorphiDex® was not be approved prior to March 31, 2003, the Class A Transferable Warrants (NASDAQ: ENDPW) and Class B Non-Transferable Warrants expired on such date and have no economic value. The Company de-listed the Class A Transferable Warrants (NASDAQ: ENDPW) upon their expiration.

On December 5, 2001, we commenced a tender offer to purchase up to 13.5 million of our outstanding Class A Transferable Warrants and any and all of our outstanding Class B Non-Transferable Warrants. This tender offer expired at midnight on January 25, 2002. We accepted an aggregate of 8.6 million Class A Transferable Warrants and Class B Non-Transferable Warrants for payment at a purchase price of $0.75 per warrant. We used cash on hand to finance the purchase of the tendered warrants. Following the purchase by us, there were outstanding 9.2 million of these warrants.

Pre-Merger Endo Warrants

The warrants issued to the holders of Company common stock prior to the Algos merger received warrants (known as the "Pre-Merger Endo Warrants"), which were exercisable at an exercise price of $.01 per share into a specified number of shares of Company common stock. As of December 31, 2002, there were outstanding 71.3 million of these warrants. As the FDA did not approve MorphiDex® before December 31, 2002, these warrants became exercisable. Each of these outstanding 71.3 million warrants were exercisable into 0.416667 shares of common stock of Endo Pharmaceuticals Holdings Inc. All of these warrants were exercised into 29,687,602 shares of common stock at an exercise price of $0.01 per share. The warrants were exercisable until July 8, 2003.

Endo Pharma LLC 1997 Executive and Employee Stock Option Plans and Endo Parma LLC 2000 Supplemental Executive and Employee Stock Option Plans

On November 25, 1997, the Company established the 1997 Employee Stock Option Plan and the 1997 Executive Stock Option Plan (collectively, the "1997 Stock Option Plans"). On July 17, 2000, the 1997 Stock Option Plans were amended and restated. The Endo Pharma LLC 1997 Stock Option Plans are these amended and restated 1997 Stock Options Plans and reserve an aggregate of 25,615,339 shares of common stock of the

Company held by Endo Pharma LLC for issuance. Endo Pharma LLC is a limited liability company that currently holds a significant portion of our common stock, in which affiliates of Kelso & Company and certain members of management have an interest. Stock options granted under the Endo Pharma LLC 1997 Stock Option Plans expire on August 26, 2007. Upon exercise of these stock options, only currently outstanding shares of common stock of the Company held by Endo Pharma LLC will be issued. Exercise of these stock options will not result in the issuance of additional shares in the Company and will not dilute the public stockholders.

Pursuant to the Algos merger and related recapitalization of the Company on July 17, 2000, the Endo Pharma LLC 2000 Supplemental Stock Option Plans were established. The Endo Pharma LLC 2000 Supplemental Stock Option Plans reserve an aggregate of 10,672,314 shares of common stock of the Company held by Endo Pharma LLC for issuance. The Endo Pharma LLC 2000 Supplemental Stock Option Plans were only effective on January 1, 2003 in the event that we had not received the approval from the U.S. Food and Drug Administration for MorphiDex® for the treatment of pain by December 31, 2002. Stock options granted under the Endo Pharma LLC 2000 Supplemental Stock Option Plans expire on August 26, 2007.

The Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective on January 1, 2003, resulting in the issuance of 10,672,314 stock options to certain employees and members of management. Because 9,188,186 of these stock options were immediately vested upon their issuance, the Company recorded a non-cash compensation charge of approximately $48.5 million in the first quarter of 2003 for the difference between the market price of the common stock of $7.70 and the weighted average exercise price of these stock options of $2.42. No additional shares of Company common stock will be issued, however, because these stock options are exercisable only into shares of Company common stock that are held by Endo Pharma LLC. Accordingly, exercise of these stock options will not result in the issuance of additional shares in the Company and will not dilute the public stockholders.

A summary of the activity under the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans from January 1, 2002 through December 31, 2004 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2002	24,179,026	$2.71
Exercised	(385,201)	$2.47
Forfeited	(27,070)	$3.00
Outstanding, December 31, 2002	23,766,755	$2.71
Granted	10,672,314	$2.42
Exercised	(2,466,803)	$2.46
Forfeited	(87,240)	$2.80
Outstanding, December 31, 2003	31,885,026	$2.63
Exercised	(6,854,980)	$2.46
Forfeited	(754)	$2.42
Outstanding, December 31, 2004	25,029,292	$2.68

The following table summarizes information about stock options outstanding under the Endo Pharma LLC Stock Option Plans at December 31, 2004:

Options Outstanding

Number Outstanding	Weighted Average Remaining Contractual Life	Exercise Price
14,674,936	32 months	$ 2.42
9,152,734	32 months	$ 3.00
1,201,622	32 months	$ 3.42

Of the outstanding Endo Pharma LLC stock options as of December 31, 2004, 1,379,761 shares have vested and are exercisable ratably over service periods of five years and 1,555,179 shares have vested and are exercisable at the end of nine years from the date of grant. The vesting and exercisability of options may be accelerated at the discretion of the Board of Directors or upon the occurrence of certain defined events. The remaining 22,094,352 Endo Pharma LLC stock options vested in four discrete tranches contingent upon (i) the common stock of the Company exceeding a defined average closing price threshold for ninety consecutive trading days, (ii) the closing price of the common stock of the Company on the last trading day of such ninety consecutive trading day period being greater than or equal to 85% of the defined closing price and (iii) the holder being a director, officer or employee of the Company or any of its subsidiaries on such date. The defined average closing price thresholds are as follows:

Option Class	Common Stock Closing Price Threshold
C1A and C1B	$ 4.28
C2	$ 6.62
C3	$10.58
C4	$17.29

As these share price targets have been achieved, resulting in the vesting of each tranche of options, the Company has recorded non-cash compensation charges related to the vesting of certain of the options. Under performance-based options, the measurement of expense is calculated and recorded as a non-cash charge at the time performance is achieved as the difference between the market price of the stock and the exercise price of the options. As these charges have been recorded by the Company in connection with the above options, they have been significant. The exercise of these options will not, however, result in the issuance of additional shares of Company common stock.

During the year ended December 31, 2003, 4,810,936 Class C4 stock options vested upon achievement of the aforementioned conditions. We recorded a $96.0 million compensation charge related to the vesting of these performance-based stock options. The amount represents the estimated difference in the market price and the exercise price of the vested stock options.

During the year ended December 31, 2002, 6,924,363 Class C3 stock options vested upon achievement of the aforementioned conditions. We recorded a $34.7 million compensation charge related to the vesting of these performance-based stock options. The amount represents the estimated difference in the market price and the exercise price of the vested stock options.

The Class C1A, C1B, C2, C3 and C4 stock options are generally exercisable, if vested, upon the earlier of (i) the occurrence of a sale, disposition or transfer of Company common stock, after which neither Endo Pharma LLC nor Kelso & Company hold any shares of Company common stock or (ii) January 1, 2006 and since neither of these conditions have been met, these options are not currently exercisable.

Stock options exercisable pursuant to the Endo Pharma LLC 1997 Stock Option Plans as of December 31, 2004 and 2003 were 1,958,537 and 1,781,348, respectively. The shares of Company common stock that individuals receive upon exercise of stock options pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements.

Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans

On August 11, 2000, we established the 2000 Stock Incentive Plan ("2000 Stock Incentive Plan"). The 2000 Stock Incentive Plan reserves an aggregate of 4,000,000 shares of common stock of the Company for issuance to employees, officers, directors and consultants. The 2000 Stock Incentive Plan provides for the issuance of stock options, restricted stock, stock bonus awards, stock appreciation rights or performance awards. In May 2004, our stockholders approved the Endo Pharmaceuticals Holdings Inc. 2004 Stock Incentive Plan. The maximum number of shares of Company stock reserved for issuance under the 2004 Plan is 4,000,000 shares. The 2004 Plan provides for the grant of stock options, stock appreciation rights, shares of restricted stock, performance shares, performance units or other share-based awards that may be granted to executive officers and other employees of the Company, including officers and directors who are employees, to non-employee directors and to consultants to the Company. As of December 31, 2004, only stock options have been awarded under both plans. Stock options granted under the 2000 and 2004 Stock Incentive Plans generally vest over four years and expire ten years from the date of grant. As of December 31, 2004, stock options outstanding under the 2000 and 2004 Stock Incentive Plan were vested and exercisable into 1,474,597 shares, at a weighted average exercise price of $10.09. 7,896,038 shares were reserved for future issuance upon exercise of options granted or to be granted under these plans.

A summary of the activity under our 2000 and 2004 Stock Incentive Plans from January 1, 2002 through December 31, 2004 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2002	937,611	$ 8.25
Granted	1,069,455	$ 9.93
Exercised	(500)	$ 7.25
Forfeited	(21,343)	$ 9.38
Outstanding, December 31, 2002	1,985,223	$ 8.82
Granted	1,441,290	$15.90
Exercised	(17,714)	$ 8.74
Forfeited	(78,620)	$ 9.95
Outstanding, December 31, 2003	3,330,179	$11.86
Granted	981,806	$17.61
Exercised	(86,248)	$ 8.96
Forfeited	(238,191)	$15.94
Outstanding, December 31, 2004	3,987,546	$13.09

The weighted average, grant date fair value per option granted was $9.83, $9.54 and $5.10 for options granted during the years ended December 31, 2004, 2003 and 2002, respectively.

The following table summarizes information about stock options outstanding under our 2000 and 2004 Stock Incentive Plans at December 31, 2004:

2000 and 2004 Stock Incentive Plan Options Outstanding

Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Range of Exercise Prices
861,505	6.8	$ 8.12	$ 6.47-$9.17
841,164	7.3	$ 9.33	$ 9.29-$9.40
964,328	8.4	$14.51	$ 9.70-$15.24
842,248	9.4	$16.25	$15.27-$16.47
478,301	9.3	$20.23	$16.60-$26.36

15. Earnings Per Share

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share for the years ending December 31, 2004, 2003 and 2002 (in thousands, except per share data):

	2004	2003	2002
Numerator:			
Net income available to common stockholders	$143,309	$ 69,790	$ 30,813
Denominator:			
For basic per share data — weighted average shares	131,805	128,417	102,064
Effect of dilutive stock options	913	4,022	62
For diluted per share data— weighted average shares	132,718	132,439	102,126
Basic earnings per share	$ 1.09	$ 0.54	$ 0.30
Diluted earnings per share	$ 1.08	$ 0.53	$ 0.30

Anti-dilutive securities were 70,629, 359,475 and 483,055 for 2004, 2003 and 2002, respectively and have not been included above. Stock options exercisable pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans do not result in the issuance of additional shares of the Company and are only exercisable, after the achievement of various conditions, into common stock of the Company held by Endo Pharma LLC.

16. Related Party Transactions

Tax Sharing Agreement. On July 14, 2000, Endo Pharma LLC was formed in connection with the Algos merger to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Endo Pharma LLC is a limited liability company that currently holds a significant portion of our common stock, in which affiliates of Kelso & Company and certain members of management have an interest. Upon the exercise of these stock options, only currently outstanding shares of our common stock held by Endo Pharma LLC will be delivered. Because Endo Pharma LLC, and not us, will provide the shares upon the exercise of these options, we have entered into a tax sharing agreement with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC upon the occurrence of a liquidity event, which occurred on August 9, 2004 as described further below, the amount of the tax benefits usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of December 31, 2004, approximately 10.4 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Upon exercise of any of these Endo Pharma LLC stock options, we generally will be permitted to deduct as a compensation charge, for federal income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of December 31, 2004, approximately $147 million), which is estimated to result in a tax benefit amount of approximately $56 million. Under the tax sharing agreement, we are required to pay this $56 million to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto.

Using a weighted average exercise price of $2.60 per share and an assumed effective tax rate of 38.3%, if all 36.3 million stock options under the Endo Pharma LLC Stock Option Plans were vested and exercised (including the 10.4 million stock options already exercised as discussed above):

- upon exercise, assuming the market price of our common stock is then $20.00 per share, we generally would be able to deduct, for federal income tax purposes, compensation of approximately $632 million, which could result in a tax benefit amount of approximately $242 million payable to Endo Pharma LLC.

- upon exercise, assuming the market price of our common stock is then $25.00 per share, we generally would be able to deduct, for federal income tax purposes, compensation of approximately $813 million, which could result in a tax benefit amount of approximately $311 million payable to Endo Pharma LLC.

- upon exercise, assuming the market price of our common stock is then $30.00 per share, we generally would be able to deduct, for federal income tax purposes, compensation of approximately $994 million, which could result in a tax benefit amount of approximately $381 million payable to Endo Pharma LLC.

Under the terms of the tax sharing agreement, we must pay all such tax benefit amounts to Endo Pharma LLC to the extent these tax benefits are usable by us, as described above. However, these payments need only be made to Endo Pharma LLC upon the occurrence of a liquidity event, which is generally defined as a transaction or series of transactions resulting in (a) a sale of greater than 20% on a fully diluted basis of our common equity (either through (i) a primary offering by us, (ii) a secondary sale by Endo Pharma LLC or other holders of common stock pursuant to a registration rights agreement or (iii) a combination of both such primary and secondary offerings), (b) a change in control of Endo or (c) a sale of all or substantially all of our assets. In accordance with the tax sharing agreement, no payments had been made or accrued prior to August 9, 2004. On July 8, 2003, a secondary sale by Endo Pharma LLC was closed which represented a sale of, on a fully diluted basis, approximately 12% of our common equity which did not, by itself, trigger a payment under the tax sharing agreement, and was not a liquidity event. That offering could, however, be combined with future offerings to result in a series of transactions that will trigger a payment obligation pursuant to the tax sharing agreement.

On April 30, 2004, the tax sharing agreement was amended to provide for a specific schedule upon which payments currently contemplated by the tax sharing agreement would be made once a liquidity event has occurred. The amendment provides that upon the occurrence of a liquidity event (which occurred on August 9, 2004), we are required pay to Endo Pharma LLC, within 30 business days, the amount of the tax benefits usable by us in each of the previous taxable years for which we have filed a federal income tax return. In addition, the amended tax sharing agreement provides that with respect to all taxable years following the occurrence of a liquidity event, the amount of the tax benefits usable by us in each such year will be paid to Endo Pharma LLC in two installments: (i) 50% of the estimated amount shall be paid within 15 business days of our receipt from our independent registered public accounting firm of an opinion on our final audited financial statements, and (ii) the remaining amount shall be paid within 30 business days of the filing of our federal income tax return. Finally, the amendment also clarified two matters related to determining the occurrence of when a liquidity event has occurred: (i) the amendment establishes a formula for calculating when a sale of 20% of the common equity of Endo has occurred, and (ii) the amendment specifies that secondary sales of Endo common stock include sales pursuant to a shelf registration statement.

A secondary sale of 11 million shares by Endo Pharma LLC closed on August 9, 2004. This offering, when combined with the 16.6 million shares sold in July 2003, constituted a liquidity event and thus triggered a payment obligation. Endo Pharma LLC has informed us that, subject to a variety of factors, including market conditions and stock price levels, it may initiate additional secondary offerings of our common stock in the future.

In 2004, we paid $13.5 million to Endo Pharma LLC to satisfy the tax sharing obligations attributable to 2001, 2002 and 2003. Since 3.8 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised into common stock and sold in the offering on August 9, 2004, at a price of $17.46, with a weighted average exercise price of $2.44, an assumed tax rate of 38.3% and assuming the attributable compensation charge deductions are usable to reduce our taxes in 2004, we are obligated to pay Endo Pharma LLC a tax benefit of approximately $22 million. In addition, since 2.8 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised into common stock and sold in the offering on November 29, 2004, at a price of $20.02, with a weighted average exercise price of $2.44, an assumed tax rate of 38.3% and assuming the attributable compensation charge deductions are usable to reduce our taxes in 2004, we are obligated to pay Endo Pharma LLC a tax benefit of approximately $19 million. Fifty percent of the tax benefit amount attributable to these two 2004 offerings and any other Endo Pharma LLC stock option exercises in 2004 will be due within 15 business days of the date we receive an opinion on our audited 2004 financial statements from our independent registered public accounting firm and the remaining fifty percent of the tax benefit amount attributable to 2004 is due within 30 business days of the date on which we file our 2004 tax return with the Internal Revenue Service (which we estimate will occur in September 2005). As of December 31, 2004, approximately $43 million is payable to Endo Pharma LLC related to estimated tax sharing payments that we are obligated to pay which are attributable to 2004. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in the accompanying financial statements. The estimated tax benefit amount payment to Endo Pharma LLC attributable to Endo Pharma LLC stock options exercised may increase if certain holders of Endo Pharma LLC stock options exercise additional stock options in the future.

On April 30, 2004, we filed a shelf registration statement on Form S-3, as amended on June 10, June 14 and June 25, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. The shelf registration statement was declared effective by the Securities and Exchange Commission on June 28, 2004. After the closing of the August 9 and November 29, 2004 offerings, which totaled 19 million shares, up to 11 million shares remain eligible for sale by Endo Pharma LLC under this shelf registration statement. The shelf registration statement enables one or more offerings of common stock, subject to market conditions. The nature and terms of any offering will be established at the time of the offering and set forth in a prospectus supplement. Any offering would most likely trigger an additional tax sharing payment to Endo Pharma LLC, would not increase the number of our outstanding shares of common stock and we would not receive any proceeds from any offering covered by this shelf registration.

17. Quarterly Financial Data (Unaudited)

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
2004				
Net sales	$153,489	$143,968	$160,349	$157,294
Gross profit	$120,616	$115,053	$122,146	$116,296
Operating income	$ 66,491	$ 50,529	$ 66,148	$ 45,767
Net income	$ 41,174	$ 31,548	$ 41,377	$ 29,210
Net income per share (basic)	$ 0.31	$ 0.24	$ 0.31	$ 0.22
Net income per share (diluted)	$ 0.31	$ 0.24	$ 0.31	$ 0.22
Weighted average shares (basic)	131,779	131,792	131,804	131,842
Weighted average shares (diluted)	132,720	132,789	132,460	132,749

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
2003(1)				
Net sales	$152,274	$152,027	$149,355	$141,952
Gross profit	$124,697	$125,769	$122,305	$ 87,166
Operating income (loss)	$ 26,651	$ 73,165	$ 64,312	$(54,872)
Net income (loss)	$ 16,359	$ 45,168	$ 39,924	$(31,661)
Net income (loss) per share (basic)	$ 0.14	$ 0.34	$ 0.30	$ (0.24)
Net income (loss) per share (diluted)	$ 0.12	$ 0.34	$ 0.30	$ (0.24)
Weighted average shares (basic)	118,217	131,734	131,761	131,769
Weighted average shares (diluted)	131,987	132,667	132,636	132,934

(1)Operating income (loss) and net income (loss) for the year ended December 31, 2003 and the quarter ended March 31, 2003 included charges of $48.5 million for compensation related to stock options. Operating income (loss) and net income (loss) for the year ended December 31, 2003 and the quarter ended December 31, 2003 included charges of $96.0 million for compensation related to stock options and charges of $24.6 million for an inventory write-down for extended-release oxycodone tablets and a $7.0 million gain related to the extinguishment of a contingent liability.

Management's Report on Internal Control Over Financial Reporting

The management of Endo Pharmaceuticals Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Endo Pharmaceuticals Holdings Inc.'s internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Endo Pharmaceuticals Holdings Inc.'s management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment we believe that, as of December 31, 2004, the company's internal control over financial reporting is effective based on those criteria.

Endo Pharmaceuticals Holdings Inc.'s independent registered public accounting firm has issued an attestation report on our assessment of the company's internal control over financial reporting. This report appears on page 56.

Carol A. Ammon
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

Jeffrey R. Black
Executive Vice President, Chief Financial Officer & Treasurer
(Principal Financial & Accounting Officer)

March 16, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Endo Pharmaceuticals Holdings Inc.
Chadds Ford, Pennsylvania

We have audited the accompanying consolidated balance sheets of Endo Pharmaceuticals Holdings Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endo Pharmaceuticals Holdings Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP
Philadelphia, Pennsylvania
March 16, 2005

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Endo Pharmaceuticals Holdings Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations in internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 16, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Philadelphia, Pennsylvania
March 16, 2005

Company Information

Directors

Carol A. Ammon
Chairman and Chief Executive Officer

Brian T. Clingen [1]
Founder and President,
BP Capital Management

Michael B. Goldberg
Managing Director,
Kelso & Company

Michael Hyatt [2]
Senior Managing Director,
Bear, Stearns & Co.

Roger H. Kimmel [1]
Vice Chairman,
Rothschild, Inc.

Peter A. Lankau
President and Chief Operating Officer

Frank J. Loverro [2]
Managing Director,
Kelso & Company

Clive A. Meanwell, M.D., Ph.D.
Chairman, President and Chief Executive Officer
The Medicines Company

Michael W. Mitchell
Of Counsel,
Skadden, Arps, Slate, Meagher & Flom LLP

Joseph T. O'Donnell, Jr. [1]
Founding Partner,
Briscoe Capital Management, LLC

David I. Wahrhaftig [2]
Managing Director,
Kelso & Company

(1) Audit Committee Member
(2) Compensation Committtee Member

Annual Report Design
Acme Design Group
www.acmedesign.com

Officers

Carol A. Ammon
Chairman and Chief Executive Officer

Jeffrey R. Black
Executive Vice President
Chief Financial Officer and Treasurer

Peter A. Lankau
President and Chief Operating Officer

David A. H. Lee, M.D., Ph.D.
Executive Vice President
Research & Development and
Chief Scientific Officer

Caroline B. Manogue
Executive Vice President
Chief Legal Officer and Secretary

Corporate Information

Corporate Headquarters
100 Endo Boulevard
Chadds Ford, PA 19317
(610) 558-9800

R&D Facility
177 Cantiague Rock Road
Westbury, NY 11590

Auditors
Deloitte & Touche LLP
1700 Market Street, 25th Floor
Philadelphia, PA 19103

Corporate Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Investor Relations
A. William Newbould
Vice President, Corporate Communications
(610) 558-9800 ext. 4169

Annual Shareholder Meeting
Thursday, May 19, 2005 @10:00 a.m.
Best Western Concordville Inn
Routes 1 and 322
Concordville, PA 19331

SEC Form 10-K
A copy of the company's annual report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, may be obtained without charge by writing to:

Corporate Communications
Endo Pharmaceuticals
100 Endo Boulevard
Chadds Ford, PA 19317

Web Site
www.endo.com

Printed on recycled paper.

Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, PA 19317
www.endo.com

ENDO
PHARMACEUTICALS